PROXY STATEMENT/PROSPECTUS
PROPOSED PLAN OF SHARE EXCHANGE

The Board of Directors of Capitol Development Bancorp Limited II ("CDBL II") has approved an agreement and Plan of Share Exchange (the "Plan of Share Exchange ") that contemplates the exchange of CDBL II Class B common stock for Capitol Bancorp Limited (“Capitol”) common stock. In order to complete the share exchange, holders of a majority of the shares of both CDBL II Class B common stock and Class A common stock must approve the Plan of Share Exchange. The vote must be approved by an overall majority of all CDBL II shareholders as well. Capitol currently holds 100% of CDBL II's Class A voting common stock and none of CDBL II's Class B common stock. As a result of the exchange, if approved by CDBL II's Class A common stock shareholders and Class B shareholders, CDBL II will become a wholly-owned subsidiary of Capitol. Capitol intends to vote its CDBL II Class A shares in accordance with the vote of a majority of Class B common stock.

If the share exchange is approved and completed, each share of CDBL II Class B common stock will be converted into the right to receive Capitol common stock according to an exchange ratio. The exchange ratio is calculated by dividing $1,500.00, the per share value of CDBL II Class B common stock based upon 150% of the original investment price paid by CDBL II shareholders for the Class B common stock, by the average of the closing prices of Capitol's common stock for the 30 day period ending February 9, 2007. If the exchange ratio was calculated using the average closing price of Capitol common stock for the month ended November 30, 2006 ($45.789048), each shareholder of CDBL II would receive 32.758926 shares of Capitol common stock for each share of CDBL II Class B common stock. The actual share exchange ratio will be determined at a later date (using the 30 day period of closing prices of Capitol common stock ending February 9, 2007) and, accordingly, will be different.

Capitol estimates that it will issue approximately 322,675 shares of Capitol common stock to CDBL II Class B shareholders in the share exchange, but could be more if any of CDBL II's stock options are exercised prior to the exchange. Those shares will represent less than 5% of the outstanding Capitol common stock after the share exchange. Capitol's common stock currently trades on the New York Stock Exchange under the symbol "CBC."

CDBL II's Board of Directors has scheduled a meeting of CDBL II shareholders to consider and vote upon the Plan of Share Exchange. The attached proxy statement/prospectus includes detailed information about the time, date and place of the special shareholders' meeting.

This document gives you detailed information about the meeting and the proposed share exchange. You are encouraged to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 15 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE SHARE EXCHANGE.

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NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED
THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED
IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.
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This proxy statement/prospectus is dated January 3, 2007, and is first being mailed to shareholders of CDBL II on or about January 3, 2007.

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ANSWERS TO FREQUENTLY ASKED QUESTIONS	5

SUMMARY	8
Reasons for the Share Exchange	8
The Special Shareholders' Meeting	8
Recommendation to Shareholders	9
Votes Required	9
Record Date; Voting Power	9
What Shareholders Will Receive in the Share Exchange	9
Accounting Treatment	9
Tax Consequences of the Share Exchange to CDBL II Shareholders	10
Dissenters' Rights	10
The Plan of Share Exchange	10
Termination of the Share Exchange	10
Your Rights as a Shareholder Will Change	10

SELECTED CONSOLIDATED FINANCIAL DATA OF CAPITOL	11

SELECTED CONSOLIDATED FINANCIAL DATA OF CDBL II	13

RISK FACTORS	15

RECENT DEVELOPMENTS	20

CAPITALIZATION	21

DIVIDENDS AND MARKET FOR COMMON STOCK	22

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	23

INFORMATION ABOUT CAPITOL	24

INFORMATION ABOUT CDBL II	24

COMPARATIVE HISTORICAL, PRO FORMA AND PRO FORMA EQUIVALENT
PER SHARE INFORMATION	26

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	27

THE SHARE EXCHANGE	32
General	32
Background of the Share Exchange	32
CDBL II's Reasons for the Share Exchange	33
Capitol's Reasons for the Share Exchange	33
Terms of the Share Exchange	33
CDBL II's Board Recommendation	34
Accounting Treatment	34
Pro Forma Data	34
Material Federal Income Tax Consequences	34
Regulatory Matters	36
Federal Securities Laws Consequences; Stock Transfer Restrictions	36

TABLE OF CONTENTS - Continued
THE CLOSING	37
Effective Time	37
Shares Held by Capitol	37
Procedures for Surrender of Certificates; Fractional Shares	37
Fees and Expenses	37
Stock Market Listing	38
Amendment and Termination	38

THE SPECIAL SHAREHOLDERS' MEETING	39
Date, Time and Place	39
Matters to be Considered at the Special Shareholders' Meeting	39
Record Date; Stock Entitled to Vote; Quorum	39
Votes Required	39
Share Ownership of Management	39
Voting of Proxies	40
General Information	40
Solicitation of Proxies; Expenses	40

COMPARISON OF SHAREHOLDER RIGHTS	41

DESCRIPTION OF THE CAPITAL STOCK OF CAPITOL	42
Rights of Common Stock	42
Shares Available for Issuance	42
Capitol's Preferred Securities	43
Anti-Takeover Provisions	43

WHERE YOU CAN FIND MORE INFORMATION	45

LEGAL MATTERS

EXPERTS	46

LIST OF ANNEXES

ANNEX A Plan of Share Exchange	A-1
ANNEX B Financial Information Regarding Capitol Development Bancorp Limited II	B-1

ANSWERS TO
FREQUENTLY ASKED QUESTIONS

Q:	Why am I receiving these materials?

A:
CDBL II's Board of Directors has approved the Plan of Share Exchange between Capitol Bancorp Limited and CDBL II pursuant to which CDBL II Class B shareholders would receive Capitol common stock in exchange for their CDBL II Class B shares. The share exchange agreement requires the approval by shareholders of each class of CDBL II common stock as well as both classes combined. CDBL II is sending you these materials to help you decide whether to approve the share exchange.

Q:	What will I receive in the share exchange?

A:
You will receive shares of Capitol common stock, which are publicly traded currently on the New York Stock Exchange under the symbol "CBC." The number of shares you would receive will be based on an exchange ratio applied to the number of CDBL II Class B shares you own. The exchange ratio will be calculated by dividing $1,500.00, the per share value of CDBL II's Class B common stock for purposes of the proposed share exchange (which is fixed, based upon 150% of the original investment price paid by CDBL II shareholders for the Class B common stock), by the average of the closing prices of Capitol's common stock for the 30 day period ending February 9, 2007. Based on information using the average closing prices of Capitol's common stock for the month ended November 30, 2006, as if the exchange was approved, you would receive approximately 32.758926 shares of Capitol common stock for each share of CDBL II Class B common stock you own. The actual exchange ratio will be different, using as the average of the closing prices of Capitol's common stock for the 30 day period ending February 9, 2007. Any fractional shares will be paid in cash.

Q:	What happens if the share exchange proposal is not approved?

A:
If the share exchange proposal is not approved, you will not receive Capitol common stock in exchange for your CDBL II Class B common stock. Instead, each share of CDBL II Class B common stock is convertible on or after March 31, 2008 into shares of CDBL II Class A common stock. The shares of Class A common stock are entitled to vote on all matters that come before shareholders, including the election of directors. Capitol owns 100% of the currently issued and outstanding shares of CDBL II Class A common stock. Capitol holds warrants sufficient to ensure it will retain at least 51% voting control of CDBL II in the event that all holders of CDBL II Class B common stock convert their CDBL II Class B shares into CDBL II Class A common stock. Capitol will retain voting control of CDBL II at all times (which it already has), as it is required to do so by the Federal Reserve Board.

Q:	What do I need to do now?

A:
After you have carefully read this document, indicate on the enclosed proxy card how you want to vote. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. You should indicate your vote now even if you expect to attend the special shareholders' meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy right up to the day of the special shareholders' meeting and will ensure that your shares are voted if you later find you cannot attend the special shareholders' meeting.

Q:	What do I do if I want to change my vote?

A:	You may change your vote:

•	by sending a written notice to the Chairman of CDBL II prior to the special shareholders' meeting stating that you would like to revoke your proxy;

•	by signing a later-dated proxy card and returning it by mail prior to the special shareholders' meeting, no later than January 18, 2007; or

•	by attending the special shareholders' meeting and voting in person.

Q:	What vote is required to approve the share exchange?

A:
In order to complete the share exchange, holders of a majority of the shares of both CDBL II Class B common stock and Class A common stock must approve the Plan of Share Exchange. The vote must be approved by an overall majority of all shares of CDBL II as well. Capitol intends to vote its CDBL II Class A shares in accordance with the vote of a majority of Class B common stock. If you do not vote your CDBL II Class B shares, the effect will be a vote against the Plan of Share Exchange.

Q:	Should I send in my stock certificates at this time?

A:	No. After the share exchange is approved, Capitol or Capitol's stock transfer agent will send CDBL II Class B shareholders written instructions for exchanging their stock certificates.

Q:	When do you expect to complete the share exchange?

A:
As quickly as possible after January 19, 2007. Approval by CDBL II's shareholders at the special shareholders' meeting must be obtained first. It is anticipated the share exchange will be completed by February 9, 2007.

Q:	Where can I find more information about Capitol?

A:
This document incorporates important business and financial information about Capitol from documents filed with the SEC that have not been delivered or included with this document. This information is available to you without charge upon written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus through the Securities and Exchange Commission website at www.sec.gov or by requesting them in writing or by telephone from Capitol at the following address:

Capitol Bancorp Limited
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
Attention: Lee W. Hendrickson, Chief Financial Officer
Telephone Number: (517) 487-6555

IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL SHAREHOLDERS' MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN JANUARY 11, 2007.

For more information on the matters incorporated by reference in this document, see "Where You Can Find More Information".

WHO CAN ANSWER YOUR QUESTIONS?

If you have additional questions, you should contact:

Capitol Development Bancorp Limited II
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
(517) 487-6555
Attention: Cristin Reid English
Chairman and Chief Executive Officer

or

Capitol Bancorp Limited
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
(517) 487-6555
Attention: Lee W. Hendrickson
Chief Financial Officer

If you would like additional copies of this
proxy statement/prospectus you should contact:
Capitol Bancorp Limited at the above address and phone number.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. To understand the proposed share exchange fully and the consequences to you, you should read carefully the entire proxy statement/prospectus and the documents referred to in this document. See "Where You Can Find More Information".

Capitol Bancorp Limited is a bank holding company with executive offices located at the Capitol Bancorp Center, 200 Washington Square North, Fourth Floor, Lansing, Michigan 48933. Capitol's telephone number is (517) 487-6555. Additionally, Capitol has executive offices located at 2777 East Camelback Road, Suite 375, Phoenix, Arizona 85016, telephone number (602) 955-6100.

Capitol is a uniquely structured affiliation of community banks. It currently has 50 wholly or majority-owned bank subsidiaries, including two bank subsidiaries (Bank of Auburn Hills which commenced operations on July 13, 2005 and Bank of Bellevue which commenced operations on June 15, 2005) which are majority-owned by CDBL II. Each of Capitol's banks are viewed by management as being a separate business from the perspective of monitoring performance and allocation of financial resources. Capitol uses a unique strategy of bank ownership and development.

Capitol's operating strategy is to provide transactional, processing and administrative support and mentoring to aid in the effective growth and development of its banks. It provides access to support services and management with significant experience in community banking. These administrative and operational support services do not require a direct interface with the bank customer and therefore can be consolidated more efficiently without affecting the bank customer relationship. Subsidiary banks have full decision-making authority in structuring and approving loans and in the delivery and pricing of other banking services.

CDBL II is a bank development company (regulatorily a bank holding company) with its headquarters at 200 Washington Square North, Fourth Floor, Lansing, Michigan 48933. CDBL II was formed by Capitol and its sole business activity involves the acquisition and organization of and investment in community banks. CDBL II currently owns a controlling interest in Bank of Auburn Hills (located in Auburn Hills, Michigan) and Bank of Bellevue (located in Bellevue, Washington). CDBL II's subsidiary banks provide banking services to individuals, small businesses, local government units and institutional clients residing primarily in the banks' local service areas. These services include typical banking services, but each will be tailored to meet the particular needs of the local community. CDBL II's telephone number is (517) 487-6555.

CDBL II is now and has been, since it commenced business, an affiliate and a controlled subsidiary of Capitol. Capitol owns 100% of the outstanding shares of CDBL II's Class A voting common stock (1,000 shares as of November 30, 2006). CDBL II's executive management and Board of Directors hold 7.36% of the outstanding shares of CDBL II's Class B common stock (excluding outstanding CDBL II stock options). Capitol's executive management and Board of Directors that are not executive management and directors of CDBL II hold 5.69% of the outstanding shares of CDBL II's Class B common stock (excluding outstanding CDBL II stock options).

Reasons for the Share Exchange (page 33)

It is believed that the share exchange will provide you with greater liquidity and flexibility because Capitol's common stock is publicly traded. The share exchange will also provide you with greater diversification, since Capitol is active in numerous regions and across a broader customer base than CDBL II's two banking subsidiaries.

The Special Shareholders' Meeting (page 39)

The special meeting of CDBL II shareholders will be held on January 19, 2007 at 3:00 p.m., local time, at 200 Washington Square North, Lansing, Michigan. At the special shareholders' meeting, you will be asked to approve the Plan of Share Exchange.

Recommendation to Shareholders (page 34)

The CDBL II board of directors believes that the share exchange is fair to you and in the best interests of both you and CDBL II and recommends that you vote FOR approval of the Plan of Share Exchange (the "Plan of Share Exchange").

Votes Required (page 39)

Approval of the Plan of Share Exchange requires the favorable vote of a majority of the outstanding shares of CDBL II Class A common stock and Class B common stock, as well as a majority of the outstanding shares of CDBL II as a whole. Capitol will vote its Class A shares in accordance with the wishes of the majority of Class B shareholders. Capitol has agreed to do so to be sure the share exchange is what Class B shareholders of CDBL II want. Capitol holds 100% of the outstanding shares of CDBL II's Class A common stock. CDBL II's Board of Directors and officers hold 7.36% of the outstanding shares of CDBL II's Class B common stock. The Board of Directors have indicated that they currently intend to vote their shares FOR approval of the Plan of Share Exchange.

Record Date; Voting Power (page 39)

CDBL II shareholders may vote at the special shareholders' meeting if they owned shares of common stock at the close of business on January 2, 2007. At the close of business on November 30, 2006, 9,850 shares of CDBL II Class B common stock were outstanding and 1,000 shares of CDBL II Class A common stock were outstanding. For each share of CDBL II Class B common stock that you owned as of the close of business on that date, you will have one vote in the vote of Class B common shareholders at the special shareholders' meeting on the proposal to approve the Plan of Share Exchange, even though the Class B shares are ordinarily nonvoting.

What Shareholders Will Receive in the Share Exchange (page 33)

If the Plan of Share Exchange is approved and the share exchange is completed, each share of CDBL II Class B common stock will be converted into the right to receive Capitol common stock according to an exchange ratio. The exchange ratio will be calculated by dividing the CDBL II Share Value by the Capitol Share Value, where:

CDBL II Share Value. The value of each share of CDBL II Class B common stock is fixed at $1,500.00. The CDBL II share value was computed by multiplying the original price paid by the holders of the CDBL II Class B common stock for each share of CDBL II Class B common stock ($1,000.00) by One Hundred and Fifty percent (150%) which equals $1,500.00 per share.

Capitol Share Value. The share value of each share of Capitol common stock will be determined by computing the average of the closing prices of Capitol common stock for the 30 day period ending February 9, 2007, as reported by the New York Stock Exchange.

Based on the estimated exchange ratio as proposed using the average of the closing prices of Capitol's common stock for the month ended November 30, 2006, and if the Plan of Share Exchange is approved, each shareholder would receive 32.758926 shares of Capitol common stock for each share of CDBL II Class B common stock. The actual share exchange ratio will be different.

Each CDBL II Class B shareholder will receive shares of Capitol common stock in exchange for his, her or their CDBL II Class B common stock calculated by multiplying the number of shares of CDBL II Class B common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

Accounting Treatment (page 34)

Capitol's acquisition of the Class B shares of CDBL II in the share exchange, if the proposed share exchange is approved, will be accounted for under the purchase method of accounting. After the share exchange, all of CDBL II's results from operations will be included in Capitol's income statement, as opposed to only a portion, which is currently reported.

Tax Consequences of the Share Exchange to CDBL II Shareholders (page 34)

Capitol's tax counsel has rendered its opinion that the share exchange should be treated as a reorganization for United States federal income tax purposes. Accordingly, holders of CDBL II's Class B shares generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their CDBL II Class B shares for shares of Capitol's common stock in the share exchange, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Capitol's common stock. Tax counsel's opinion is subject to certain assumptions which may limit its application in particular instances.

Tax matters are very complicated, and the tax consequences of the share exchange to each holder of CDBL II Class B shares will depend on the facts of that shareholder's situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the Plan of Share Exchange to you.

Dissenters' Rights

Dissenters' rights will not be available to CDBL II Class B shareholders.

The Plan of Share Exchange (page 33)

The Plan of Share Exchange is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Plan of Share Exchange because it is the legal document that governs the share exchange.

Termination of the Share Exchange (page 38)

CDBL II and Capitol can jointly agree to terminate the Plan of Share Exchange at any time prior to completing the share exchange.

CDBL II can terminate the share exchange if a majority of CDBL II's Class A or Class B shareholders fail to approve the Plan of Share Exchange at the special shareholders' meeting, if the overall majority of CDBL II's shareholders fail to approve the Plan of Share Exchange at the special shareholders' meeting, or a governmental authority prohibits the share exchange.

Your Rights as a Shareholder Will Change (page 41)

Your rights as a holder of CDBL II Class B shares are determined by Michigan's corporate law and by CDBL II's articles of incorporation and by-laws. If the share exchange is completed, your rights as a Capitol shareholder will be determined by Michigan law relating to business corporations and by Capitol's articles of incorporation and bylaws. See "Comparison of Shareholder Rights".

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SELECTED CONSOLIDATED FINANCIAL DATA OF CAPITOL BANCORP LIMITED

The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements and other information included in Capitol's Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference. The consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Capitol's Quarterly Report on Form 10-Q for the period ended September 30, 2006. See "Where You Can Find More Information". The interim results include all adjustments of a normal recurring nature that are, in the opinion of management, considered necessary for a fair presentation. Interim results for the nine months ended September 30, 2006 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 2006. Because of the number of banks added throughout the period of Capitol's existence, and because of the differing ownership percentage of banks included in the consolidated amounts, historical operating results are of limited relevance in comparing financial performance and predicting Capitol's future operating results.

Capitol's consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2005, 2004 and 2003 are incorporated herein by reference. The selected financial data provided below as of September 30, 2006 and for the nine months ended September 30, 2006 and 2005 have been derived from Capitol's consolidated financial statements which are incorporated herein by reference. Selected balance sheet data as of September 30, 2005 and December 31, 2003, 2002 and 2001 and results of operations data for the years ended December 31, 2002 and 2001 were derived from consolidated financial statements which are not incorporated in this proxy statement/prospectus.

Under current accounting rules, generally, entities for which a controlling financial interest (usually a majority voting interest) is owned by another are consolidated or combined for financial reporting purposes. This means that all of the assets and liabilities of subsidiaries (including CDBL II) are included in Capitol's consolidated balance sheet. Capitol's consolidated net income, however, only includes its subsidiaries' (including CDBL II) net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank or bank-development subsidiary incurs early start-up losses, Capitol will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Capitol will only reflect that income based on its ownership percentage.

SELECTED CONSOLIDATED FINANCIAL DATA OF CDBL II

The financial data below summarizes historical financial information (in $1,000's, except per share data) for the periods indicated and should be read in conjunction with the consolidated financial statements of CDBL II attached to this prospectus.

	Nine Months Ended September 30				Periods Ended December 31
	2006		2005		2005		2004
Selected Results of Operations Data:
Interest income	$2,513		$337		$744		$115
Interest expense	750		12		95		--
Net interest income	1,763		325		649		115
Provision for loan losses	505		100		210		--
Net interest income after provision			225		439		115
for loan losses	1,258
Noninterest income	111		113		142		--
Noninterest expense	3,472		1,213		3,707		53
Income (loss) before income taxes (benefit) and
minority interest credit	(2,103)		(875)		(3,126)		63
Income taxes (benefit)	(695)		(297)		(1,069)		21
Credit resulting from minority interest in net
losses of consolidated subsidiaries	327		313		484		--
Net income (loss)	(1,081)		(265)		(1,573)		42

Per Share Data:
Net income (loss)– basic and diluted	($99.62)		($24.38)		($144.97)		$3.84
Book value	759.25		979.46		858.87		1,003.84

Selected Balance Sheet Data:
Total assets	$61,338		$25,650		$32,250		$10,925
Portfolio loans	46,476		8,230		14,385		--
Allowance for loan losses	(715)		(100)		(210)		--
Deposits	45,789		7,155		15,355		--
Stockholders' equity	8,238		10,627		9,319		10,892

Performance Ratios:
Net interest margin (fully taxable
equivalent)	5.58%		3.10%		3.78%		1.17%
Efficiency ratio (1)	185.27%		276.94%		468.65%		46.09%

Asset Quality:
Non-performing loans	$610		$--		$--		$--
Allowance for loan losses to
non-performing loans	117.21%		--		--		--
Allowance for loan losses to
portfolio loans	1.54%		1.22%		1.46%		--

Capital Ratios:
Tier 1 risk-based capital ratio	30.37%	143.41%		82.06%		495.41%
Total risk-based capital ratio	31.62%	144.20%		83.10%		495.41%

(1) Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.

SELECTED CONSOLIDATED FINANCIAL DATA OF CDBL II, continued

	Quarterly Results of Operations
	Total for the period	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Nine months ended September 30, 2006:
Interest income	$2,513		$1,090	$832	$591
Interest expense	750		377	245	128
Net interest income	1,763		713	587	463
Provision for loan losses	505		170	163	172
Net loss	(1,081)		(75)	(131)	(875)
Net loss per share (basic and diluted)	(99.62)		(6.95)	(12.06)	(80.61)

Year ended December 31, 2005:
Interest income	$744	$406	$230	$64	$44
Interest expense	95	82	12	1	--
Net interest income	649	324	218	63	44
Provision for loan losses	210	110	94	6	--
Net income (loss)	(1,573)	(1,308)	(227)	(65)	27
Net income (loss) per share (basic and diluted)	(144.97)	(120.59)	(20.91)	(5.97)	2.5

Period of March 31, 2004 (date of inception) through December 31, 2004:
Interest income	$115	$38	$36	$33	$8
Interest expense	--	--	--	--	--
Net interest income	115	38	36	33	8
Provision for loan losses	--	--	--	--	--
Net income (loss)	42	25	177	(164)	4
Net income (loss) per share (basic and diluted)	3.84	2.32	16.3	(15.17)	0.39

RISK FACTORS

The shares of common stock that are being offered are not savings accounts or deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in Capitol's common stock will provide you with an equity ownership interest in Capitol. As a Capitol shareholder, your investment may be impacted by risks inherent in its business. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to vote to exchange your CDBL II Class B nonvoting common stock for Capitol's common stock.

This proxy statement/prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to Capitol's future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," and similar expressions. Actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

Inherent Conflicts of Interest in the Proposed Share Exchange.

CDBL II is already a controlled subsidiary of Capitol. By virtue of the existing relationship between CDBL II and Capitol, the proposed share exchange presents inherent conflicts of interest. For example, no other proposals are being considered and, if there were any, Capitol would likely vote its CDBL II Class A shares against any other proposals. Under Michigan law, a share exchange must be approved by the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote on the plan, and if a class or series is entitled to vote on the plan as a class, the affirmative vote of the holders of a majority of the outstanding shares of the class or series. Capitol's proposal to value CDBL II Class B shares at $1,500.00 per share in the proposed share exchange is based solely on its judgment in making such proposal. Accordingly, the CDBL II share value and resulting exchange ratio have not been determined absent the inherent conflicts of interest between Capitol and CDBL II. It is unknown what exchange ratio or CDBL II share value, if any, might be negotiated between CDBL II and unaffiliated entities.

Newly Formed Banks Are Likely to Incur Significant Operating Losses That Could Negatively Affect the Availability of Earnings to Support Future Growth.

Many of Capitol's bank subsidiaries are less than three years old and Capitol's oldest bank is twenty-four years old. Capitol engaged in significant new bank development activity in recent periods. Newly formed banks are expected to incur operating losses in their early periods of operation because of an inability to generate sufficient net interest income to cover operating costs. Newly formed banks may never become profitable. Current accounting rules require immediate write-off, rather than capitalization, of start-up costs and, as a result, future newly formed banks are expected to report larger early period operating losses. Those operating losses can be significant and can occur for longer periods than planned depending upon the ability to control operating expenses and generate net interest income, which could affect the availability of earnings retained to support future growth.

If Capitol is Unable to Manage its Growth, its Ability to Provide Quality Services to Customers Could Be Impaired and Cause its Customer and Employee Relations to Suffer.

Capitol has rapidly and significantly expanded its operations, engaged in significant new bank development activity in 2006 and anticipates that further expansion will be required to realize its growth strategy. Capitol's rapid growth has placed significant demands on its management and other resources which, given its expected future growth rate, are likely to continue. To manage future growth, Capitol will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for:

- transaction processing;
- operational and financial management; and
- training, integrating and managing Capitol's growing employee base.

Favorable Environment for Formation of New Banks Could Change Adversely, Which Could Severely Limit Capitol's Expansion Opportunities.

Capitol's growth strategy includes the addition of new banks. Thus far, Capitol has experienced favorable business conditions for the formation of its small, community and customer-focused banks. Those favorable conditions could change suddenly or over an extended period of time. A change in the availability of financial capital, human resources or general economic conditions could eliminate or severely limit expansion opportunities. To the extent Capitol is unable to effectively attract personnel and deploy its capital in new or existing banks, this could adversely affect future asset growth, earnings and the value of Capitol's common stock.

Capitol's Banks' Small Size May Make it Difficult to Compete With Larger Institutions Because Capitol is Not Able to Compete With Large Banks in the Offering of Significantly Larger Loans.

Capitol endeavors to capitalize its newly formed banks with a moderate dollar amount permitted by regulatory agencies. As a result, the legal lending limits of Capitol's banks severely constrain the size of loans that those banks can make. In addition, many of the banks' competitors have significantly larger capitalization and, hence, an ability to make significantly larger loans. The inability to offer larger loans limits the revenues that can be earned from interest amounts charged on larger loan balances.

Capitol's banks are intended to be small in size. Many operate from single locations. They are small relative to the dynamic markets in which they operate. Each of those markets has a variety of large and small competitors that have resources far beyond those of Capitol's banks. While it is the intention of Capitol's banks to operate as niche players within their geographic markets, their continued existence is dependent upon being able to attract and retain loan customers in those large markets that are dominated by substantially larger regulated and unregulated financial institutions.

If Capitol Cannot Recruit Additional Highly Qualified Personnel, Capitol's Customer Service Could Suffer, Causing its Customer Base to Decline.

Capitol's strategy is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions is intense. Availability of personnel with appropriate community banking experience varies. If Capitol does not succeed in attracting new employees or retaining and motivating current and future employees, Capitol's business could suffer significantly.

Capitol and its Banks Operate in an Environment Highly Regulated by State and Federal Government; Changes in Federal and State Banking Laws and Regulations Could Have a Negative Impact on Capitol's Business.

As a bank holding company, Capitol is regulated primarily by the Federal Reserve Board. Capitol's current bank affiliates are regulated primarily by the state banking regulators and the FDIC and, in the case of one national bank, the Office of the Comptroller of the Currency (OCC).

Federal and the various state laws and regulations govern numerous aspects of the banks' operations, including:

- adequate capital and financial condition;
- permissible types and amounts of extensions of credit and investments;
- permissible nonbanking activities; and
- restrictions on dividend payments.

Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Capitol and its banks also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Capitol may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators' judgments based on information available to them at the time of their examination.

The banks' operations are required to follow a wide variety of state and federal consumer protection and similar statutes and regulations. Federal and state regulatory restrictions limit the manner in which Capitol and its banks may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect Capitol.

Regulatory Action Could Severely Limit Future Expansion Plans.

To carry out some of its expansion plans, Capitol is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks are submitted to the state and federal bank regulatory agencies for their approval.

While Capitol's prior experience with the regulatory application process has been favorable, the future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Capitol, its current bank subsidiaries and future new start-up banks.

The Banks' Allowances For Loan Losses May Prove Inadequate to Absorb Actual Loan Losses, Which May Adversely Impact Net Income or Increase Operating Losses.

Capitol believes that its consolidated allowance for loan losses is maintained at a level adequate to absorb inherent losses in the loan portfolios at the balance sheet date. Management's estimates are used to determine the allowance and are based on historical loss experience, specific problem loans, value of underlying collateral and other relevant factors. These estimates are subjective and their accuracy depends on the outcome of future events. Actual future losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates that are generally beyond Capitol's control, actual loan losses could increase significantly. As a result, such losses could exceed current allowance estimates. No assurance can be provided that the allowance will be sufficient to cover actual future loan losses should such losses be realized.

Loan loss experience, which is helpful in estimating the requirements for the allowance for loan losses at any given balance sheet date, has been minimal at many of Capitol's banks. Because many of Capitol's banks are young, they do not have seasoned loan portfolios, and it is likely that the ratio of the allowance for loan losses to total loans may need to be increased in future periods as the loan portfolios become more mature and loss experience evolves. If it becomes necessary to increase the ratio of the allowance for loan losses to total loans, such increases would be accomplished through higher provisions for loan losses, which may adversely impact net income or increase operating losses.

Widespread media reports of concerns about the health of the domestic economy have continued in 2006. Capitol's loan losses in recent years have varied. Further, amounts of nonperforming loans have fluctuated and it is anticipated that levels of nonperforming loans and related loan losses may increase as economic conditions, locally and nationally, evolve.

In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of the allowance for loan losses. Regulatory agencies may require Capitol or its banks to increase their provision for loan losses or to recognize further loan charge-offs based upon judgments different from those of management. Any increase in the allowance required by regulatory agencies could have a negative impact on Capitol's operating results.

Capitol's Commercial Loan Concentration to Small Businesses and Collateralized by Commercial Real Estate Increases the Risk of Defaults by Borrowers and Substantial Credit Losses Could Result, Causing Shareholders to Lose Their Investment in Capitol's Common Stock.

Capitol's banks make various types of loans, including commercial, consumer, residential mortgage and construction loans. Capitol's strategy emphasizes lending to small businesses and other commercial enterprises. Capitol typically uses commercial real estate as a source of collateral for many of its loans. Recently, regulatory agencies have expressed concern with banks with large concentration in commercial real estate due to the recent downturn in the real estate market in certain areas of the country possibly leading to increased risk of credit loss and extended periods of sale. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower's ability to repay a loan. Substantial credit losses could result, causing shareholders to lose their entire investment in Capitol's common stock.

Actions by the Open Market Committee of the Federal Reserve Board (FRBOMC) May Adversely Affect Capitol's Net Interest Income.

Changes in Net Interest Income. Capitol's profitability is significantly dependent on net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans, and interest expense on interest-bearing liabilities, such as deposits. Therefore, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve Board or otherwise, can have a significant effect on net interest income. Capitol's assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristic of assets and liabilities. As a result, changes in interest rates can affect net interest income in either a positive or negative way.

Recently, the Federal Reserve has increased interest rates several times. Future stability of interest rates and Federal Reserve Open Market Committee policy, which impact such rates, are uncertain.

Changes in The Yield Curve. Changes in the difference between short and long-term interest rates, commonly known as the yield curve, may also harm Capitol's business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing net interest income.

Existing Subsidiaries of Capitol May Need Additional Funds to Aid in Their Growth or To Meet Other Anticipated Needs Which Could Reduce Capitol's Funds Available For New Bank Development or Other Corporate Purposes.

Future growth of existing banks may require additional capital infusions or other investment by Capitol to maintain compliance with regulatory capital requirements or to meet growth opportunities. Such capital infusions could reduce funds available for development of new banks or other corporate purposes.

Capitol has Debt Securities Outstanding Which May Prohibit Future Cash Dividends on Capitol's Common Stock or Otherwise Adversely Affect Regulatory Capital Compliance.

Capitol has a credit facility with an unaffiliated bank under which borrowings of up to $25 million are permitted, subject to certain conditions. Capitol is reliant upon its bank subsidiaries' earnings and dividends to service this debt obligation which may be inadequate to service the obligations, in the event Capitol utilizes this facility.  In the event of violation of the covenants relating to the credit facility, or due to failure to make timely payments of interest and debt principal, the lender may terminate the credit facility. In addition, upon such occurrences, dividends on Capitol's common stock may be prohibited or Capitol may be otherwise unable to make future dividends payments or obtain replacement credit facilities.

Capitol also has several series of trust-preferred securities outstanding, with a liquidation amount totaling about $103.3 million, which are treated as capital for regulatory ratio compliance purposes. Although these securities are viewed as capital for regulatory purposes, they are debt securities which have numerous covenants and other provisions which, in the event of noncompliance, could have an adverse effect on Capitol. For example, these securities permit Capitol to defer the periodic payment of interest for various periods, however, if such payments are deferred, Capitol is prohibited from paying cash dividends on its common stock during deferral periods and until deferred interest is paid. Future payment of interest is dependent upon Capitol's bank subsidiaries' earnings and dividends which may be inadequate to service the obligations. Continued classification of these securities as elements of capital for regulatory purposes is subject to future changes in regulatory rules and regulations and the actions of regulatory agencies, all of which is beyond the control or influence of Capitol.

Capitol's Stock Price Fluctuates, and Decreases in Capitol's Stock Price Will Adversely Affect the Value of the Consideration You Receive in the Share Exchange.

The trading price of Capitol common stock has been and may continue to be subject to fluctuations, which affect the value of the consideration you receive in the share exchange offer. As of January 2, 2007, Capitol's 52-week high and low stock prices were $47.49 and $36.74, respectively. Capitol's stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in Capitol's markets. In addition, the stock market in general, and the market prices for financial services companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of Capitol stock, regardless of its operating performance.

Capitol's Bank Subsidiaries Have Decentralized Management Which Could Have a Negative Impact on the Rate of Growth and Profitability of Capitol and its Bank Subsidiaries.

Capitol's bank subsidiaries have independent boards of directors and management teams. This decentralized structure gives the banks control over the day-to-day management of the institution, including credit decisions, the selection of personnel, the pricing of loans and deposits, marketing decisions and the strategy in handling problem loans. This decentralized structure may impact Capitol's ability to uniformly implement corporate or enterprise-wide strategy at the bank level. It may slow Capitol's ability to react to changes in strategic direction due to outside factors such as interest rate changes and changing economic conditions. This decentralized structure may cause additional management time to be spent on internal issues and could negatively impact the growth and profitability of the banks individually and the parent company.

RECENT DEVELOPMENTS

On February 21, 2006, Capitol opened its 42nd bank affiliate, Community Bank of Rowan, in Salisbury, North Carolina. Community Bank of Rowan is Capitol's second bank in North Carolina.

On April 27, 2006, Capitol opened its 43rd bank affiliate, Asian Bank of Arizona, in Phoenix, Arizona. Asian Bank of Arizona is Capitol's tenth bank in Arizona.

On May 30, 2006, Capitol opened its 44th community bank, Evansville Commerce Bank, in Evansville, Indiana. Evansville Commerce Bank is Capitol's third bank in Indiana.

On June 21, 2006, Capitol opened its 45th community bank, Bank of Valdosta, in Valdosta, Georgia. Bank of Valdosta is Capitol's second bank in Georgia.

On June 21, 2006, Capitol opened its 46th community bank, Sunrise Bank of Atlanta, in Atlanta, Georgia. Sunrise Bank of Atlanta is Capitol's third bank in Georgia. Sunrise Bank of Atlanta was previously a loan production office operating in Atlanta, Georgia since 2002.

On June 30, 2006, Capitol opened its 47th community bank, Bank of Everett, in Everett, Washington. Bank of Everett is Capitol's second bank in Washington.

On October 2, 2006, Capitol opened its 48th community bank, Bank of Maumee, in Maumee, Ohio. Bank of Maumee is Capitol's first bank in Ohio.

On October 18, 2006, Capitol opened its 49th community bank, 1st Commerce Bank, in North Las Vegas, Nevada. 1st Commerce Bank is Capitol's fifth bank in Nevada.

On November 2, 2006, Capitol opened its 50th community bank, Ohio Commerce Bank, in Beachwood, Ohio. Ohio Commerce Bank is Capitol's second bank in Ohio.

Each of the recently-opened banks in 2006 are majority-owned by Capitol or its bank-development subsidiaries.

On October 25, 2006, Capitol announced its 57th consecutive quarterly dividend, payable December 1, 2006 to shareholders of record as of November 8, 2006. This quarterly dividend of $0.25 per common share represents a 32 percent increase over the dividend paid in the same period in the prior year ($0.19).

Effective November 30, 2006, Capitol completed a share exchange with Class B shareholders of a bank-development subsidiary, Capitol Development Bancorp Limited I. Capitol will issue 366,314 shares of previously unissued common stock resulting from that share exchange.

Effective December 31, 2006, Capitol completed a share tender offer proposal regarding Capitol's majority-owned California subsidiary, Bank of Escondido.  All shareholders of Bank of Escondido tendered their shares and Capitol expects to issue approximately 176,000 shares of previously unissued common stock resulting from such share tender offer.

As of January 2, 2007, applications were pending and in various stages of organization for several de novo banks in the states of California, Colorado, Washington and New York.

Bank development efforts are currently under consideration in several states including pre-development exploratory discussions, lease and employment negotiations and preparation of preliminary regulatory applications for formation and/or acquisition of community banks.

CAPITALIZATION

The table presented below shows Capitol's actual total capitalization as of September 30, 2006 and the proposed share exchange as described in this proxy statement/prospectus.

	As of September 30, 2006
	(dollars in thousands, except per share data)

	Actual	As Adjusted for the Proposed CDBL II Share Exchange(4)
Debt obligations:
Notes payable and short-term borrowings	$175,370	$175,370
Subordinated debentures	101,011	101,011
Total debt obligations	$276,381	$276,064

Minority interests in consolidated subsidiaries	$113,932	$106,453

Stockholders' equity(1):
Common stock, no par value; 50,000,000 shares authorized; issued, and outstanding:
Actual - 16,064,901shares	$222,547
As adjusted for the proposed CDBL II share exchange - 16,387,576(4)		$237,322
Retained earnings	105,414	105,414
Market value adjustment for available-for-sale securities (net of tax effect)	(170)	(170)

Total stockholders' equity	$327,791	$342,566

Book value per share of common stock	$20.40	$20.90

Total capitalization(2)	$441,723	$449,019

Total capital funds(3)	$542,734	$550,030

Capital ratios:
Stockholders' equity to total assets	8.50%	8.87%

Total capitalization to total assets	11.46%	11.62%

Total capital funds to total assets	14.08%	14.24%

(1)	Does not include approximately 2.6 million shares of common stock issuable upon exercise of Capitol's outstanding stock options.
(2)	Total capitalization includes stockholders' equity and minority interests in consolidated subsidiaries.
(3)	Total capital funds include stockholders' equity, minority interests in consolidated subsidiaries and subordinated debentures.
(4)
Assumes issuance of 322,675 shares of Capitol common stock upon completion of the proposed CDBL II share exchange based on the estimated exchange ratio of 32.758926. Does not assume exercise of CDBL II's stock options. See "Unaudited Pro Forma Consolidated Financial Information." The actual share exchange ratio will be different. Does not include the pro forma effect of other share exchange transactions or pending proposals of Capitol (see "Recent Developments").

DIVIDENDS AND MARKET FOR COMMON STOCK

Capitol's common stock is listed on the New York Stock Exchange under the symbol "CBC". The following table shows the high and low sale prices per share of common stock as reported on the New York Stock Exchange for the periods indicated and the quarterly cash dividends paid by Capitol during those periods. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The last reported sale price of Capitol's common stock was $46.20 on December 29, 2006.

			Cash Dividends
2004	High	Low	Paid
Quarter ended March 31	$ 29.70	$ 26.47	$ 0.15
Quarter ended June 30	28.00	24.05	0.16
Quarter ended September 30	29.80	24.15	0.17
Quarter ended December 31	36.00	28.51	0.17

2005
Quarter ended March 31	35.82	29.30	0.17
Quarter ended June 30	34.00	28.75	0.18
Quarter ended September 30	36.96	31.25	0.18
Quarter ending December 31	38.93	29.10	0.19

2006
Quarter ended March 31	47.22	36.74	0.20
Quarter ended June 30	47.16	37.84	0.25
Quarter ended September 30	46.00	36.89	0.25
Quarter ended December 31	47.49	44.12	0.25

As of September 30, 2006, there were 3,396 beneficial holders of Capitol's common stock based on information supplied by its stock transfer agent and other sources.

Holders of common stock are entitled to receive dividends when, as and if declared by Capitol's Board of Directors out of funds legally available. Although Capitol has paid dividends on its common stock for the preceding five years, there is no assurance that dividends will be paid in the future. The declaration and payment of dividends on Capitol's common stock depends upon the earnings and financial condition of Capitol, liquidity and capital requirements, the general economic and regulatory climate, Capitol's ability to service debt obligations senior to its common stock and other factors deemed relevant by Capitol's Board of Directors. Regulatory authorities impose limitations on the ability of banks to pay dividends to Capitol and the ability of Capitol to pay dividends to its shareholders.

There is no market for CDBL II's common stock. Any transfers of CDBL II common stock have been made privately and are not reported. CDBL II has never paid a dividend on its common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements. Capitol has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements may be impacted by risks, uncertainties and assumptions. Examples of some of the risks, uncertainties or assumptions that may impact the forward-looking statements are:

- the results of management's efforts to implement Capitol's business strategy including planned expansion into new markets;

- adverse changes in the banks' loan portfolios and the resulting credit risk-related losses and expenses;

- adverse changes in the economy of the banks' market areas that could increase credit-related losses and expenses;

- adverse changes in real estate market conditions that could also negatively affect credit risk;

- the possibility of increased competition for financial services in Capitol's markets;

- fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations; and

- other factors described in "Risk Factors".

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INFORMATION ABOUT CAPITOL

 In addition to this proxy statement/prospectus a copy of the following documents which are incorporated by reference can be found at www.capitolbancorp.com:

-	Report on Form 8-K filed November 11, 2006
-	Report on Form 8-K filed October 26, 2006
-	Report on Form 8-K filed October 19, 2006
-	Report on Form 8-K filed July 27, 2006
-	Report on Form 8-K filed July 20, 2006
-	Report on Form 8-K filed May 2, 2006
-	Report on Form 8-K filed April 26, 2006
-	Report on Form 8-K filed April 20, 2006
-	Report on Form 8-K filed March 14, 2006
-	Report on Form 8-K filed January 31, 2006
-	Report on Form 8-K filed January 27, 2006
-	Report on Form 10-Q for period ended September 30, 2006
-	Report on Form 10-Q for period ended June 30, 2006
-	Report on Form 10-Q for period ended March 31, 2006
-	Annual Report to Shareholders for year ended December 31, 2005
-	Annual Report on Form 10-K for year ended December 31, 2005
-	Proxy statement for Capitol's Annual Meeting of Shareholders held on April 26, 2006

INFORMATION ABOUT CDBL II

CDBL II is a bank development company (regulatorily a bank holding company) with its headquarters at 200 Washington Square North, Fourth Floor, Lansing, Michigan 48933. CDBL II's sole business activity involves the acquisition and organization of community banks and procurement of consolidated data processing and other services to each of its subsidiary banks. CDBL II currently owns a 51% controlling interest in both Bank of Auburn Hills (located in Auburn Hills, Michigan; total assets at September 30, 2006 of $28.1 million) and Bank of Bellevue (located in Bellevue, Washington; total assets at September 30, 2006 of $32.3 million). CDBL II through its subsidiary banks provides banking services to individuals, small businesses, local government units and institutional clients residing primarily in the banks' local service areas. These services will include typical banking services, but each will be tailored to meet the particular needs of the local community. CDBL II does not have any employees and does not own any real property. CDBL II's telephone number is (517) 487-6555.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's discussion and analysis of financial condition and results of operations for the periods ended September 30, 2006 and 2005 and December 31, 2005 and 2004 are included in this proxy statement/prospectus as part of Annex B.

Financial Statements.

Unaudited interim condensed consolidated financial statements of CDBL II as of September 30, 2006 and for the nine months ended September 30, 2006 and 2005 are included in this proxy statement/prospectus as part of Annex B. Audited consolidated financial statements of CDBL II as of and for the periods ended December 31, 2005 and 2004 are included in this proxy statement/prospectus as part of Annex B.

Equity Compensation Plans and Summary Compensation.

CDBL II has not provided equity or cash compensation to its directors or officers for any period.

Voting Securities and Principal Holders.

The following table shows the share holdings of each person (including any group as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934) who was known to be the beneficial owner of more than 5% of CDBL II common stock, each director and officer of CDBL II and all directors and officers as a group as of November 30, 2006. Where applicable, the table includes shares held by members of their immediate families.

CDBL II Class A shares beneficially owned

Number of Beneficial Owner	Number	Percentage of all CDBL II Class A Shares

Capitol Bancorp Limited	1000	100.00%

CDBL II's Directors and officers:
Cristin Reid	--	--
L. Douglas Johns	--	--
Joseph D. Reid	--	--

Total of Directors and Officers	--	--

CDBL II Class B shares beneficially owned
Name of Beneficial owner	Number	Percentage of all CDBL II Class B Shares

Capitol Bancorp Limited	--	--
L. Douglas Johns	652.37	6.60%
Joseph D. Reid	773.43	7.28%
South Shore Partners, LLC	500	5.08%
Windmill Investments Limited Partnership	500	5.08%

Total of 5% or greater owners	2,425.80	22.78%

CDBL II's Directors and Officers:
Cristin Reid English	302.61	3.01%
L. Douglas Johns	652.37	6.60%
Joseph D. Reid	773.43	7.28%

Total of Directors and Officers	1,728.41	15.93%

Other than indicated above, no entity or individual owns greater than 5% of the outstanding shares of CDBL II.

COMPARATIVE HISTORICAL, PRO FORMA AND PRO FORMA EQUIVALENT
PER SHARE INFORMATION

The following table, which should be read in conjunction with the unaudited pro forma condensed consolidated balance sheet, pro forma condensed consolidated statements of operations and related notes to the pro forma condensed consolidated financial statements, which appear elsewhere herein, summarizes per share information:

	As of and for the Nine Months Ended September 30, 2006	For the Year Ended December 31, 2005

Capitol common stock:
Net income per share:
Basic:
Historical	$1.97	$2.42
Pro forma consolidated(1)	1.87	2.27
Diluted:
Historical	1.89	2.34
Pro forma consolidated(1)	1.80	2.20
Cash dividends per share:
Historical	0.70	0.72
Pro forma consolidated(2)	0.70	0.72
Book value per share at September 30, 2006:
Historical	20.40
Pro forma consolidated(1)	$20.90

CDBL II common stock:
Net income (loss) per share:
Basic:
Historical	$(99.62)	$(144.97)
Pro forma equivalent(3)	61.26	74.36
Diluted:
Historical	(99.62)	(144.97)
Pro forma equivalent(3)	58.97	72.07
Cash dividends per share:
Historical	--	--
Pro forma equivalent(3)	22.93	23.59
Book value per share at September 30, 2006:
Historical	759.25
Pro forma equivalent(3)	$684.66

1—Assumes completion of proposed CDBL II share exchange based on an estimated exchange ratio (per Note 3 below) and excludes the pro forma effect of other share exchange transactions or pending proposals of Capitol (see "Recent Developments").

2—The Capitol pro forma consolidated dividends per share represent historical dividends per share.

3—The CDBL II pro forma equivalent per share amounts are calculated by multiplying Capitol pro forma consolidated per share amounts by the estimated exchange ratio of 32.758926. The actual exchange ratio will be different.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

CDBL II is already included in Capitol's consolidated financial statements. Unaudited pro forma consolidated financial information follow, adjusted for the proposed CDBL II share exchange, which will be accounted for under the purchase method of accounting (if consummated), as if it had occurred effective September 30, 2006 (shown on page 28) and at the beginning of 2005 (shown on page 30), using an estimated share exchange ratio, and does not give effect to any other share exchange transactions or proposals regarding other affiliates of Capitol. The actual share exchange ratio and number of Capitol shares issued will be different. The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended September 30, 2006 are not necessarily indicative of results for any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange.

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Unaudited Pro Forma Condensed Consolidated Balance Sheet
Capitol Bancorp Ltd. And Subsidiaries
September 30, 2006

(in $1,000s, except share and per-share data)
		Pro Forma		Pro Forma
		Adjustments		Amounts
	Historical	Regarding		After
	Amounts	Proposed		Proposed
	As Reported	Share Exchange		Share Exchange

ASSETS

Cash and cash equivalents	$366,202			$366,202
Loans held for resale	18,261			18,261
Investment securities	41,175			41,175
Portfolio loans	3,307,222			3,307,222
Less allowance for loan losses	(45,174)			(45,174)
Net portfolio loans	3,262,048			3,262,048
Premises and equipment, net	51,471			51,471
Goodwill and other intangibles	50,402	$7,296	A	57,698
Other assets	66,074			66,074

TOTAL ASSETS	$3,855,633	$7,296		$3,862,929

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits	$3,114,206			$3,114,206
Debt obligations	276,381			276,381
Other liabilities	23,323			23,323
Total liabilities	3,413,910	-		3,413,910

Minority interests in consolidated subsidiaries	113,932	$(7,479)	B	106,453

Stockholders' equity:
Common stock	222,547	14,775	C	237,322
Retained earnings	105,414			105,414
Other, net	(170)			(170)
Total stockholders' equity	327,791	14,775		342,566

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,855,633	$7,296		$3,862,929

Number of common shares issued and outstanding	16,064,901	322,675		16,387,576

Book value per Capitol share	$20.40			$20.90

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet:

A--Goodwill arising from proposed share exchange. Based on current estimates, there are no material identifiable intangible assets regarding the proposed share exchange. The net carrying values of Capitol Development Bancorp Limited II's tangible assets and liabilities approximate fair value. No core deposit intangible asset has been estimated due to the brief period of the entity's operation and, as such, any core deposit intangible would be immaterial.

B--Elimination of minority interests associated with Capitol Development Bancorp Limited II's shareholders other than Capitol.

C--Estimated net proceeds applicable to proposed share exchange with Capitol Development Bancorp Limited II's shareholders other than
Capitol based on estimated number of Capitol shares to be issued (322,675 shares at $45.789048). The actual share exchange ratio will be different. Does not include the pro forma effect of other pending share exchange transactions or proposals of Capitol (see
"Recent Developments"). Does not assume exercise of CDBL II's outstanding stock options.

Unaudited Pro Forma Condensed Consolidated Statements of Operations
Capitol Bancorp Ltd. And Subsidiaries

(in $1,000s, except share and per-share data)
	Nine Months Ended September 30, 2006				Year Ended December 31, 2005
	Historical	Pro Forma		Pro Forma	Historical	Pro Forma		Pro Forma
	Amounts	Adjustments		Amounts	Amounts	Adjustments		Amounts
Interest income	$204,375			$204,375	$224,439			$224,439
Interest expense	74,690			74,690	67,579			67,579
Net interest income	129,685			129,685	156,860			156,860
Provision for loan losses	8,712			8,712	10,960			10,960
Net interest income after provision for loan losses	120,973			120,973	145,900			145,900
Noninterest income	15,472			15,472	21,048			21,048
Noninterest expense	102,556			102,556	117,289			117,289
Income before income taxes and minority interest	33,889			33,889	49,659			49,659
Income taxes	12,129			12,129	19,232			19,232
Income before minority interest	21,760			21,760	30,427			30,427
Minority interest in net losses of
consolidated subsidiaries	9,249	$(981)	A	8,268	5,498	$(1,428)	A	4,070

NET INCOME	$31,009	$(981)		$30,028	$35,925	$(1,428)		$34,497

NET INCOME PER SHARE:
Basic	$1.97			$1.87	$2.42			$2.27
Diluted	$1.89			$1.80	$2.34			$2.20

Elements of net income per share computations (in 1,000s):
Average number of common shares outstanding
for purposes of computing basic net income per
share--denominator for basic net income per share	15,702	323	B	16,025	14,867	323	B	15,190
Effect of dilutive securities--stock options and unvested
restricted shares	679			679	498			498
Average number of common shares and dilutive securities for purposes of computing diluted net income per share--denominator for diluted net income per share	16,381	323		16,704	15,365	323		15,688

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations:

A--Amount represents effect on operating results attributable to minority interest due to proposed share exchange regarding Capitol Development Bancorp Limited II. Does not include the pro forma effect of other share exchange transactions or proposals of Capitol (see "Recent Developments").

B--Assumes issuance of an estimated 322,675 shares of Capitol common stock in the proposed share exchange described in Note A above. The actual number of shares issued will be different. Does not assume exercise of CDBL II's outstanding stock options.

THE SHARE EXCHANGE

General

The CDBL II Board of Directors is using this proxy statement/prospectus to solicit proxies from the holders of CDBL II common stock for use at the special shareholders' meeting.

At the special shareholders' meeting to be held on January 19, 2007, CDBL II shareholders will be asked to approve the Plan of Share Exchange. The Plan of Share Exchange provides for the share exchange of CDBL II Class B common stock for Capitol common stock. If the share exchange is approved, CDBL II will become a 100% owned subsidiary of Capitol. Upon consummation of the share exchange, CDBL II Class B shareholders will receive shares of Capitol's common stock in exchange for their CDBL II Class B shares.

Background of the Share Exchange

The concept of a potential share exchange transaction with Capitol was contemplated at the formation of CDBL II and disclosed such potential share exchange in the offering memorandum circulated to purchasers of the CDBL II Class B shares. From formation of CDBL II, Capitol expressed its hope to be able to offer a share exchange to CDBL II Class B shareholders around the 36th month of operations of CDBL II. Recently, Capitol expressed a willingness to extend an offer of such a share exchange. The objectives of the potential share exchange would be to enable Class B shareholders of CDBL II to achieve liquidity in their investment, a reasonable return on their investment in the form of a 'premium' and to accomplish such a share exchange on a tax-free basis. Without the share exchange, Class B shareholders of CDBL II will continue to hold CDBL II Class B stock which has no market, no near-term prospects of dividends and is illiquid.

CDBL II's Board of Directors has not solicited or received any other proposals for the potential exchange or sale of CDBL II's shares of common stock which are not owned by Capitol. If other proposals were under consideration for sale or exchange of CDBL II's shares to an entity other than Capitol, it is likely that Capitol would not vote its Class A shares of CDBL II in favor of any such proposals. Further, Capitol has no intentions of selling its controlling interest in CDBL II. Hence, the only proposal under consideration is the share exchange proposal with Capitol.

Capitol based its proposal on its prior transactions, whereby it has acquired the minority interests in banks and subsidiary bank-development companies it controls. In those prior transactions, Capitol has offered those minority shareholders an opportunity to exchange their bank or bank-development company shares for Capitol common stock on or after the 36th month of the bank or bank development company's operations. Although Capitol is under no contractual obligation to make such an offer to acquire the interests in any of its present bank subsidiaries or subsidiary bank-development companies, it has made this proposal to CDBL II's Board of Directors consistent with its prior desire. As in other transactions, Capitol based its proposal on a premium over the share value of CDBL II. For purposes of computing the exchange ratio in the share exchange, the CDBL II Board of Directors agreed that the value of each share of CDBL II Class B common stock would be $1,500.00. The CDBL II share value was computed by multiplying the original price paid by the holders of the CDBL II Class B common stock for each share of CDBL II Class B common stock ($1,000) by One Hundred Fifty percent (150%) which equals $1,500.00 per share. However, Capitol's determination of the Class B share value of CDBL II, for purposes of the proposed share exchange, is solely based on its arbitrary valuation as offered by Capitol and was not based upon any valuation or appraisal by the CDBL II board of directors or any other party.

In certain prior transactions, the subsidiary banks and subsidiary regional bank-development companies involved in share exchange transactions with Capitol have obtained a fairness opinion regarding the fairness of the compensation being offered to shareholders. CDBL II's Board of Directors decided not to obtain a fairness opinion with regards to the proposed share exchange. CDBL II's Board of Directors' decision was based upon numerous factors. Some of these factors include: (1) all of CDBL II's Class B shareholders are accredited investors who have a higher level of financial understanding and sophistication than the average investor, thereby decreasing the potential value to the minority shareholders of a fairness opinion; (2) the proposed share exchange ratio is not based upon the financial performance of CDBL II but rather upon a fixed value in with relation to the original CDBL II

Class B common stock subscription price; and (3) CDBL II is not required by Michigan law to provide a fairness opinion to its Class B shareholders in a share exchange offer.

Consensus between Capitol and CDBL II was reached in November 2006, to approve the Plan of Share Exchange subject only to obtaining approval of the Plan of Share Exchange by a majority of CDBL II's Class A shares and Class B shares and a majority of all of CDBL II's shares. Capitol intends to vote its CBDL I Class A shares in accordance with the vote of a majority of Class B common stock.

In November 2006, CDBL II's Board of Directors approved the Plan of Share Exchange and agreed to call a special shareholder meeting for a shareholder vote to approve the Plan of Share Exchange.

CDBL II's Reasons for the Share Exchange

CDBL II's reasons for the share exchange are that the Class B shareholders of CDBL II will be best served by the share exchange in order to maximize their shareholder value and to provide them:

•	better protection through diversification geographically and by customer base through Capitol's subsidiary banks rather than dependence upon the resources of CDBL II's subsidiary banks.

•
the CDBL II Class B shareholders will receive publicly traded shares, providing them liquidity as opposed to the CDBL II Class B common stock for which there is no public market. CDBL II Class B shareholders who choose to do so may continue to hold the Capitol stock they receive in the share exchange without being forced to have their investment reduced by the immediate recognition of a capital gains tax.

Capitol's Reasons for the Share Exchange

Capitol believes that CDBL II's majority-owned subsidiaries' profitability will increase. As noted elsewhere in this proxy statement/prospectus, while CDBL II's assets are reported as part of Capitol's assets for purposes of its consolidated financial statements, CDBL II's income (or loss) is attributed to Capitol only in the percentage which Capitol owns of CDBL II common stock. Capitol desires to acquire CDBL II's Class B common stock so that Capitol can include 100% of CDBL II's income (or loss) in Capitol's consolidated income statement.

Terms of the Share Exchange

Terms of the share exchange are set forth in the Plan of Share Exchange. The Plan of Share Exchange is included as Annex A to this proxy statement/prospectus. You should review the Plan of Share Exchange in its entirety.

The terms of the share exchange can be summarized as follows:

Upon completion of the share exchange each share of CDBL II Class B common stock will be converted into of the right to receive Capitol common stock according to an exchange ratio. The exchange ratio is determined by dividing the CDBL II Class B share value $1,500.00 (150% of the original investment price paid by CDBL II shareholders for the CDBL II Class B common stock) by the Capitol share value.

The share value of each share of Capitol common stock shall be the average of the closing prices of Capitol common stock for the 30 day period ending February 9, 2007, as reported by the New York Stock Exchange.

Each CDBL II Class B shareholder will receive shares of Capitol common stock in exchange for his, her or their CDBL II Class B common stock calculated by multiplying the number of shares of CDBL II Class B common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

CDBL II's Board Recommendation

In determining whether to recommend the Plan of Share Exchange to CDBL II's shareholders, CDBL II's board of directors considered the matters discussed in "CDBL II's Reasons for the Share Exchange". In addition, its board considered:

•	no other share exchange proposals would be offered either by Capitol or unaffiliated parties;

•	Capitol already has a controlling ownership of CDBL II;

•	there is no assurance Capitol would repeat or improve its share exchange proposal at any time in the future;

•
absent any potential alternatives other than rejecting Capitol's proposal, which could result in CDBL II's minority shareholders having no future opportunities to exchange, sell or otherwise dispose of their CDBL II Class B shares; and

THE CDBL II BOARD HAS DETERMINED THAT THE SHARE EXCHANGE IS FAIR TO AND IN THE BEST INTERESTS OF CDBL II SHAREHOLDERS, HAS APPROVED THE PLAN OF SHARE EXCHANGE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF SHARE EXCHANGE.

Accounting Treatment

Capitol expects the share exchange to be treated as the acquisition of a minority interest using the purchase method of accounting.  Due to the current significance of minority interests at Capitol and CDBL II, please refer to the commentary on page 11 (third paragraph) which discusses partial ownership of subsidiaries and related accounting for minority interests.

Pro Forma Data

Because CDBL II is already a controlled subsidiary of Capitol, it is already included in Capitol's consolidated financial statements. Unaudited pro forma consolidated financial information is presented in this document, adjusted for the proposed CDBL II Class B share exchange, which will be accounted for under the purchase method of accounting (if consummated), as if it had occurred effective September 30, 2006 (shown on page 28) and at the beginning of 2005 (shown on page 30), using the proposed exchange ratio, and does not give effect to any other proposed share exchanges regarding other bank affiliates of Capitol (see "Recent Developments"). The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended September 30, 2006 are not necessarily indicative of results for any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange.

Material Federal Income Tax Consequences

The income tax discussion below represents the opinion of Miller, Canfield, Paddock and Stone, PLC, tax counsel to Capitol, on the material federal income tax consequences of the exchange. That opinion has been filed with the Securities and Exchange Commission as an exhibit to the registration statement on Form S-4 in connection with the proposed share exchange. This discussion is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, counsel did not address tax consequences that arise from rules that apply generally to all taxpayers or to some classes of taxpayers, or tax consequences that are generally assumed to be known by investors. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

This discussion also is based upon certain representations made by CDBL II and Capitol. Miller, Canfield Paddock & Stone, P.L.C., counsel to Capitol, has issued a tax opinion with respect to the exchange. You should read carefully the full text of the tax opinion of Miller, Canfield, Paddock and Stone, PLC. This discussion also assumes that the exchange will be effected pursuant to applicable state law and otherwise completed according to the terms of the Plan of Share Exchange. You should not rely upon this discussion if any of these factual assumptions or representations is, or later becomes, inaccurate.

This discussion also assumes that shareholders hold their shares of CDBL II Class B common stock as a capital asset and does not address the tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws. Shareholders receiving special treatment include:

•	banks;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	CDBL II Class B shareholders who received their CDBL II Class B common stock through the exercise of employee stock options or otherwise as compensation;

•	CDBL II Class B shareholders who are not U.S. persons; and

•	CDBL II Class B shareholders who hold CDBL II Class B common stock as part of a hedge, straddle or conversion transaction.

The discussion also does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. No rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the proposed share exchange.

Based on the assumptions and representations above, it is the opinion of Miller, Canfield, Paddock and Stone, PLC, tax counsel to Capitol, that:

•	the proposed share exchange will qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code;

•
no gain or loss will be recognized by the shareholders of CDBL II who exchange their CDBL II Class B common stock solely for Capitol common stock (except with respect to cash received instead of fractional shares of Capitol common stock);

•
the aggregate tax basis of the Capitol common stock received by CDBL II Class B shareholders who exchange all of their CDBL II Class B common stock for Capitol common stock in the exchange will be the same as the aggregate tax basis of the CDBL II Class B common stock surrendered in the exchange (reduced by any adjusted basis allocable to a fractional share of Capitol common stock for which cash is received);

•	the holding period of the Capitol common stock received by a former shareholder of CDBL II will include the holding period of shares of CDBL II Class B common stock surrendered in exchange; and

•
a holder of CDBL II Class B common stock who receives a cash payment instead of a fractional share of Capitol common stock will recognize capital gain or loss to the extent such cash payment is treated pursuant to Section 302 of the Internal Revenue Code as made in exchange for the fractional share. Such gain or loss will be equal to the difference between the cash amount received and the portion of the holder's adjusted basis in shares of CDBL II Class B common stock allocable to the fractional share, and such gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the CDBL II Class B common stock satisfies the long-term holding period requirement.
The tax opinion of Miller, Canfield, Paddock and Stone, PLC is not binding upon the Internal Revenue Service or the courts.

TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE EXCHANGE TO YOU WILL DEPEND ON YOUR PARTICULAR SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

Regulatory Matters

As a bank holding company, Capitol is subject to regulation by the Federal Reserve Board. Federal Reserve Board rules require Capitol to obtain the Federal Reserve Board's permission to acquire at least 51% voting control of a subsidiary. The rules of the Federal Reserve Board do not differentiate between ownership of 51% and ownership of 100% of the voting shares of the subsidiary. Of course, Capitol received permission to acquire 51% or more voting control of CDBL II prior to CDBL II commencing the business of operating as a bank holding company. Accordingly, Capitol will not be required to seek any further approval from the Federal Reserve Board for the share exchange.

It is a condition of the proposed share exchange that the shares of Capitol stock to be issued pursuant to the Plan of Share Exchange be approved for listing on the New York Stock Exchange, subject to official notice of issuance. An application will be filed to list Capitol's additional shares resulting from the proposed share exchange, if the Plan of Share Exchange is approved by CDBL II's shareholders other than Capitol. Accordingly, the shares of Capitol common stock to be issued in exchange for the CDBL II Class B common stock will be publicly tradable upon consummation of the share exchange. There will be no restriction on the ability of a former CDBL II Class B shareholder to sell in the open market Capitol common stock received resulting from the share exchange (unless the CDBL II Class B shareholder is also an officer, director or affiliate of either CDBL II or Capitol, in which case Rule 144 and Rule 145 issued by the SEC do impose certain restrictions on the sale of Capitol common stock).

Federal Securities Laws Consequences; Stock Transfer Restrictions

This proxy statement/prospectus does not cover any resales of the Capitol common stock you will receive in the share exchange, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

All shares of Capitol common stock you will receive in the share exchange will be freely transferable, except that if you are deemed to be an "affiliate" of CDBL II under the Securities Act of 1933 at the time of the special shareholders' meeting, you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of CDBL II for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, CDBL II, and would not include shareholders who are not officers, directors or principal shareholders of CDBL II.

The affiliates of CDBL II may not offer, sell or otherwise dispose of any of the shares of Capitol common stock issued to that affiliate in the share exchange or otherwise owned or acquired by that affiliate:

(1)
for a period beginning 30 days prior to the share exchange and continuing until financial results covering at least 30 days of post-share exchange combined operations of Capitol and CDBL II have been publicly filed by Capitol; or

(2)	in violation of the Securities Act.

THE CLOSING

Effective Time

The share exchange will be effective at 5:00 p.m., Eastern Time, on February 9, 2007, and will be closed as soon as possible after the vote at the meeting of CDBL II's shareholders. If the Plan of Share Exchange is approved at the special meeting of CDBL II's shareholders, as of the effective time, each outstanding share of CDBL II Class B common stock will be automatically converted into the right to receive Capitol common stock according to the exchange ratio.

Shares Held by Capitol

Shares of CDBL II Class A voting common stock owned by Capitol since Capitol's organization will be unaffected by the share exchange. Those shares will not be exchanged for any securities of Capitol or other consideration.

Procedures for Surrender of Certificates; Fractional Shares

As soon as reasonably practicable after the effective date of the share exchange, Capitol or Capitol's transfer agent will send CDBL II's Class B shareholders a letter of transmittal. The letter of transmittal will contain instructions with respect to the surrender of your CDBL II Class B common stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

Commencing immediately after the effective time of the share exchange, upon surrender by you of your stock certificates representing CDBL II Class B shares in accordance with the instructions in the letter of transmittal, you will be entitled to receive stock certificates representing shares of Capitol common stock into which those CDBL II Class B shares have been converted, together with a cash payment in lieu of fractional shares, if any.

After the effective date, each certificate that previously represented shares of CDBL II Class B stock will represent only the right to receive the shares of Capitol common stock into which shares of CDBL II Class B stock were converted in the share exchange, and the right to receive cash in lieu of fractional shares of Capitol common stock as described below.

Until your CDBL II Class B certificates are surrendered to Capitol or Capitol's agent, you will not be paid any dividends or distributions on the Capitol common stock into which your CDBL II Class B shares have been converted with a record date after the share exchange, and will not be paid cash in lieu of a fractional share. When those certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of Capitol common stock payable as described below will be paid to you without interest.

CDBL II's transfer books will be closed at the effective date of the share exchange and no further transfers of shares will be recorded on the transfer books. If a transfer of ownership of CDBL II Class B stock that is not registered in the records of CDBL II has occurred, then, so long as the CDBL II Class B stock certificates are accompanied by all documents required to evidence and effect the transfer, as set forth in the transmittal letter and accompanying instructions, a certificate representing the proper number of shares of Capitol common stock will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with a cash payment in lieu of fractional shares, if any, and payment of dividends or distributions, if any.

No fractional share of Capitol common stock will be issued upon surrender of certificates previously representing CDBL II Class B shares. Instead, Capitol will pay you an amount in cash determined by multiplying the fractional share interest to which you would otherwise be entitled by the Capitol share value used in determining the exchange ratio.

Fees and Expenses

Whether or not the share exchange is completed, Capitol and CDBL II will each pay its own costs and expenses incurred in connection with the share exchange, including the costs of (a) the filing fees in connection with

Capitol's Form S-4 registration statement and this proxy statement/prospectus, (b) the filing fees in connection with any filing, permits or approvals obtained under applicable state securities and "blue sky" laws, (c) the expenses in connection with printing and mailing of the Capitol Form S-4 registration statement and this proxy statement/prospectus, and (d) all other expenses.

Stock Market Listing

Capitol will promptly prepare a listing application with respect to the maximum number of shares of Capitol common stock issuable to CDBL II Class B shareholders in the share exchange, and Capitol must use reasonable best efforts to obtain approval for the listing of Capitol common shares on the New York Stock Exchange.

Amendment And Termination

Capitol and CDBL II may amend or terminate the share exchange at any time before or after shareholder approval of the Plan of Share Exchange. After shareholder approval of the share exchange, it may not be further amended without the approval of the shareholders.

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THE SPECIAL SHAREHOLDERS' MEETING

Date, Time And Place

The special shareholders' meeting will be held on January 19, 2007 at Capitol Development Bancorp Limited II, at the Capitol Bancorp Center, located at 200 Washington Square North 4th Floor, Lansing, Michigan at 3:00 p.m., local time.

Matters To Be Considered At The Special Shareholders' Meeting

At the special shareholders' meeting, holders of CDBL II common stock will vote on whether to approve the Plan of Share Exchange. See "The Share Exchange".

Record Date; Stock Entitled To Vote; Quorum

Holders of record of CDBL II Class A and Class B common stock at the close of business on January 2, 2007, the record date for the special shareholders' meeting, are entitled to receive notice of and to vote at the special shareholders' meeting. At November 30, 2006, 1,000 shares of CDBL II Class A common stock were issued and outstanding and all of which are held by Capitol and 9,850 shares of CDBL II Class B common stock were issued and outstanding and held by approximately 80 holders of record. As of that date, Capitol held 1,000 shares of CDBL II Class A common stock on that date and no shares of CDBL II Class B common stock.

A majority of the shares of the CDBL II Class A common stock and Class B common stock entitled to vote on the record date must be represented in person or by proxy at the special shareholders' meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum of common stock is not represented at the special shareholders' meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of CDBL II common stock on the record date are each entitled to one vote per share with respect to approval of the Plan of Share Exchange at CDBL II's special shareholders' meeting.

CDBL II does not expect any other matters to come before the special shareholders' meeting. However, if any other matters are properly presented at the meeting for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote or not vote on those matters in accordance with their best judgment, unless authorization to use that discretion is withheld. If a proposal to adjourn the meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares which have been voted against the proposal(s) to be presented at the meeting. CDBL II is not aware of any matters expected to be presented at the meeting other than as described in the notice of the meeting.

Votes Required

Although approval of the Plan of Share Exchange by an affirmative vote of a majority of the outstanding Class A voting and Class B shares entitled to vote is required by law, CDBL II and Capitol have agreed that approval of the Plan of Share Exchange will require the affirmative vote of a majority of the CDBL II Class B common stock outstanding on the record date. Capitol will vote its CDBL II Class A voting common stock along with the wishes of a majority of the shareholders of Class B common stock. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the Plan of Share Exchange.

Share Ownership Of Management

As of the close of business on November 30, 2006, the directors and executive officers of CDBL II were entitled to vote approximately 775 shares of CDBL II Class B common stock. These shares represent approximately 7.36% of the outstanding shares of CDBL II Class B common stock. The directors and executive officers of CDBL II have indicated that they currently intend to vote their shares of CDBL II Class B common stock in favor of the Plan of Share Exchange.

Voting Of Proxies

Submitting Proxies

You may vote by attending the special shareholders' meeting and voting your shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage pre-paid envelope. If you sign a written proxy card and return it without instructions, your shares will be voted FOR the Plan of Share Exchange at the special shareholders' meeting.

If your shares are held in the name of a trustee, bank, broker or other record holder, you must either direct the record holder of your shares as to how to vote your shares or obtain a proxy from the record holder to vote at the special shareholders' meeting.

Shareholders who submit proxy cards should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of CDBL II Class B stock will be mailed by Capitol to former CDBL II Class B shareholders shortly after the share exchange is effective.

Revoking Proxies

If you are a shareholder of record, you may revoke your proxy at any time prior to the time it is voted at the special shareholders' meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the Chairman and Chief Executive Officer of CDBL II, by a later-dated proxy signed and returned by mail or by attending the special shareholders' meeting and voting in person. Attendance at CDBL II's special shareholders' meeting will not in and of itself constitute a revocation of a proxy. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the special shareholders' meeting to:

Capitol Development Bancorp Limited II
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
Attn: Cristin Reid English, Chairman and Chief Executive Officer

If you require assistance in changing or revoking a proxy, you should contact Cristin Reid English at the address above or at phone number (517) 487-6555.

General Information

Brokers who hold shares in street name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote on non-routine matters, such as the proposal to be voted on at the special shareholders' meeting, unless they receive specific instructions from the customer. These so-called broker non-votes will have the same effect as a vote against the Plan of Share Exchange.

Abstentions may be specified on all proposals. If you submit a proxy with an abstention, you will be treated as present at the special shareholders' meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. An abstention will have the same effect as a vote against the Plan of Share Exchange.

Solicitation of Proxies; Expenses

Capitol or CDBL II will pay the cost of solicitation of proxies. In addition to solicitation by mail, the directors, officers and employees of CDBL II may also solicit proxies from shareholders by telephone, telecopy, telegram or in person.

COMPARISON OF SHAREHOLDER RIGHTS

As a result of the share exchange, holders of shares of CDBL II Class B stock will become holders of shares of Capitol common stock. This comparison of shareholder rights is not intended to be complete and is qualified by reference to the Michigan Business Corporation Act, as well as to CDBL II's articles of incorporation and by-laws and Capitol's articles of incorporation and by-laws, (copies of which are on file with the SEC).

The following summary compares various rights, privileges and restrictions applicable to shareholders of CDBL II and Capitol:

	CDBL II	Capitol

Authorized Capital Stock	51,000	50,000,000
Preemptive Rights	None	None
Quorum Requirements	Majority	Majority
Annual Meetings of Shareholders	Called by Board (for purposes of Class A shares)	Called by CEO, majority of the Board or shareholders representing 25% of the shares entitled to vote
Stockholder Action by Written Consent	Yes, if a majority	Yes, if unanimous
Inspection of Voting List of Shareholders	Inspector may be appointed by the Board, by the person presiding at shareholders' meeting or by the request of a shareholder	Inspector may be appointed by the Board, by the person presiding at shareholders' meeting or by the request of a shareholder
Classification of the Board of Directors	No	No
Election of the Board of Directors	Annually by shareholders of Class A common stock	Annually by shareholders
Cumulative Voting	No	No
Number of Directors	1-25	\5-25
Removal of Directors	By a majority of the outstanding shares of stock entitled to vote	By a majority of the outstanding shares of stock
Vacancies on the Board of Directors	May be filled by a majority of the Board of Directors	May be filled by a majority of the Board of Directors
Liability of Directors	Eliminated to the fullest extent provided by law	Eliminated to the fullest extent provided by law
Indemnification of Directors, Officers, Employees or Agents	Yes	Yes
Amendments to Articles of Incorporation	By a majority of the outstanding shares	By a majority of the outstanding shares
Amendments to Bylaws	By a majority of the outstanding shares or a majority of directors	By majority of directors
Appraisal/Dissenters' Rights	No	No

DESCRIPTION OF THE CAPITAL STOCK OF CAPITOL

Capitol's Articles of Incorporation, as amended to date, authorize the issuance of up to 50,000,000 shares of common stock, without par value. Capitol's articles of incorporation do not authorize the issuance of any other class of stock. As of September 30, 2006, 16,064,901 shares of common stock were outstanding. UMB Bank, n.a., serves as transfer agent and registrar for Capitol's common stock.

Michigan law allows Capitol's board of directors to issue additional shares of stock up to the total amount of common stock authorized without obtaining the prior approval of the shareholders.

Capitol's board of directors has authorized the issuance of the shares of common stock as described in this proxy statement/prospectus. All shares of common stock offered will be, when issued, fully paid and nonassessable.

The following summary of the terms and provisions of the common stock does not purport to be complete and is qualified in its entirety by reference to Capitol's articles of incorporation, as amended, a copy of which is on file with the SEC, and to the Michigan Business Corporation Act ("MBCA").

Rights of Common Stock

All voting rights are vested in the holders of shares of common stock. Each share of common stock is entitled to one vote. The shares of common stock do not have cumulative voting rights, which means that a stockholder is entitled to vote each of his or her shares once for each director to be elected at any election of directors and may not cumulate shares in order to cast more than one vote per share for any one director. The holders of the common stock do not have any preemptive, conversion or redemption rights. Holders of common stock are entitled to receive dividends if and when declared by Capitol's board of directors out of funds legally available. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities. In the event of liquidation, the holders of common stock will be entitled, after payment of amounts due to creditors and senior security holders, to share ratably in the remaining assets.

Shares Available for Issuance

The availability for issuance of a substantial number of shares of common stock at the discretion of the board of directors provides Capitol with the flexibility to take advantage of opportunities to issue additional stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except as described in this proxy statement/prospectus and for the shares of common stock reserved for issuance under Capitol's stock option program.

Uncommitted authorized but unissued shares of common stock may be issued from time to time to persons and in amounts the board of directors of Capitol may determine and holders of the then outstanding shares of common stock may or may not be given the opportunity to vote thereon, depending upon the nature of those transactions, applicable law and the judgment of the board of directors of Capitol regarding the submission of an issuance to or vote by Capitol's shareholders. As noted, Capitol's shareholders have no preemptive rights to subscribe to newly issued shares.

Moreover, it will be possible that additional shares of common stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Capitol more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of Capitol. Under such circumstances, the availability of authorized and unissued shares of common stock may make it more difficult for shareholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Capitol by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the board of directors of Capitol in opposing such an attempt by a third party to gain control of Capitol. The issuance of new shares of common stock could also be used to dilute ownership of a person or entity seeking to obtain control of Capitol. Although Capitol does not currently contemplate taking that action, shares of Capitol common stock could be issued for the purposes and effects described above, and the board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue shares for such purposes.

Capitol's Preferred Securities

Capitol has issued debentures to Capitol Trust I, a Delaware business trust subsidiary of Capitol. Capitol Trust I purchased the debentures with the proceeds of preferred securities (which are traded on the New York Stock Exchange under the symbol "CBCPrA"). Capitol also has additional trust-preferred securities which were privately placed. Capitol has guaranteed the preferred securities. The documents governing these securities, including the indenture under which the debentures were issued, restrict Capitol's right to pay a dividend on its common stock under certain circumstances and give the holders of the preferred securities preference on liquidation over the holders of Capitol's common stock. Specifically, Capitol may not declare or pay a cash dividend on its common stock if (a) an event of default has occurred as defined in the indenture, (b) Capitol is in default under its guarantee, or (c) Capitol has exercised its right under the debentures and the preferred securities to extend the interest payment period. In addition, if any of these conditions have occurred and until they are cured, Capitol is restricted from redeeming or purchasing any shares of its common stock except under very limited circumstances. Capitol's obligation under the debentures, the preferred securities and the guarantee approximates $103.3 million at an average interest rate currently approximating 8.7% per annum, payable quarterly.

Anti-Takeover Provisions

In addition to the utilization of authorized but unissued shares as described above, the MBCA contains other provisions which could be utilized by Capitol to impede efforts to acquire control of Capitol. Those provisions include the following:

Control Share Acquisitions. The MBCA contains an article intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of "control shares" of large public Michigan corporations.

The act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under that act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

The act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

The act applies only to an "issuing public corporation." Capitol falls within the statutory definition of an "issuing public corporation." The act automatically applies to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. Capitol has not "opted out" of the provisions of the act.

Fair Price Act. Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The act provides that a super majority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a "business combination." The act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

As of January 31, 2006, Capitol's directors and executive officers beneficially owned (including immediately exercisable stock options and warrants) control of approximately 26.78% of Capitol's outstanding common stock. Based upon information as of January 31, 2006 and the proposed exchange ratio, upon completion of the share exchange Capitol's directors and executive officers will beneficially own (including immediately exercisable stock options and warrants) control of approximately 26.75% of Capitol's outstanding common stock. If Capitol's directors' and executive officers' shares are voted as a block, Capitol's directors and executive officers will be able to prevent the attainment of the required supermajority approval.

The supermajority vote required by the act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

The requirements of the act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

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WHERE YOU CAN FIND MORE INFORMATION

Capitol has filed a registration statement on Form S-4 to register with the SEC the Capitol common stock to be issued to CDBL II Class B shareholders in the share exchange. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Capitol in addition to being a proxy statement of CDBL II for the special shareholders' meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

In addition, Capitol files reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

Public Reference Room 100 F Street Washington, D.C. 20549	Chicago Regional Office Citicorp Center 500 West Madison Street, Suite 1400 Chicago, Illinois 60661-2511

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including Capitol, who file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports, proxy statements and other information about Capitol at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

The SEC allows Capitol to "incorporate by reference" some of the information it files with the SEC. This permits Capitol to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. Capitol incorporates by reference the following documents that have been filed with the SEC:

Capitol Bancorp Ltd. SEC Filings (File No. 0-18461)	Period
• Current Report on Form 8-K	Filed November 11, 2006
• Current Report on Form 8-K	Filed October 26, 2006
• Current Report on Form 8-K	Filed October 19, 2006
• Current Report on Form 8-K	Filed July 27, 2006
• Current Report on Form 8-K	Filed July 20, 2006
• Current Report on Form 8-K	Filed May 2, 2006
• Current Report on Form 8-K	Filed April 26, 2006
• Current Report on Form 8-K	Filed April 20, 2006
• Current Report on Form 8-K	Filed March 14, 2006
• Current Report on Form 8-K	Filed January 31, 2006
• Current Report on Form 8-K	Filed January 27, 2006

• Quarterly Report on Form 10-Q	Period ended September 30, 2006
• Quarterly Report on Form 10-Q	Period ended June 30, 2006
• Quarterly Report on Form 10-Q	Period ended March 31, 2006
• Proxy Statement on Schedule 14A	Annual Meeting held April 26, 2006
• Annual Report on Form 10-K	Year Ended December 31, 2005
• Registration Statement on Form 8-A filed April 19, 1990	Filed April 19, 1990

In addition, all subsequent documents filed with the SEC by Capitol pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/ prospectus shall be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus or another such document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or another such document or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified superseded, to constitute a part of this proxy statement/prospectus.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JANUARY 11, 2007 TO RECEIVE THEM BEFORE THE SPECIAL SHAREHOLDERS' MEETING. If you request exhibits to any incorporated documents from us, Capitol will mail them to you by first class mail, or another equally prompt means, within one business day after Capitol receives your request.

No one has been authorized to give any information or make any representation about CDBL II, Capitol or the share exchange, that differs from, or adds to, the information in this document or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

If you are in a jurisdiction where it is unlawful to offer to exchange, or to ask for offers of exchange, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this proxy statement/prospectus does not extend to you.

The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about Capitol has been supplied by Capitol, and information about CDBL II has been supplied by CDBL II.

LEGAL MATTERS

Certain legal matters relating to the validity of the shares of Capitol common stock offered by this proxy statement/prospectus will be passed upon for Capitol by Brian English, Capitol's General Counsel. Certain federal income tax matters relating to the share exchange will be passed upon for Capitol by Miller, Canfield, Paddock and Stone, PLC.

EXPERTS

The consolidated financial statements of Capitol and management's assessment of internal control over financial reporting as of December 31, 2005 incorporated by reference in this proxy statement/prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports and incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Capitol Development Bancorp Limited II attached to this proxy statement/prospectus as Annex B have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods stated in their report, which is attached as part of Annex B, and included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

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ANNEX A

PLAN OF SHARE EXCHANGE

THIS PLAN OF SHARE EXCHANGE ("Plan") is entered into effective November 30, 2006 between and among CAPITOL BANCORP LIMITED, a Michigan corporation ("Capitol") and CAPITOL DEVELOPMENT BANCORP LIMITED II ("CDBL II").

R E C I T A L S

A.  CDBL II is a Michigan banking corporation which commenced the business of bank development March 31, 2004.

B.  Capitol is the holder of 1,000 shares of the duly issued and outstanding Class A voting common stock of CDBL II ("CDBL II Class A voting common stock").

C.  There are 9,850 shares of duly issued and outstanding Class B common stock of CDBL II ("CDBL II Class B common stock", and, together with the CDBL Class A voting common stock, "CDBL II common stock"), representing all shares of all classes of CDBL II common stock ("all classes of CDBL II common stock").

D. All of CDBL II's Class B common stock is held by accredited investors (as defined by Rule 501 of Regulation D as promulgated by the Securities and Exchange Commission) purchased pursuant to a private placement memorandum dated February 6, 2004.

E. All shares of CDBL II common stock are privately held and not traded in any public market.

F. Capitol's common stock ("Capitol common stock") is traded on the New York Stock Exchange.

G. CDBL II's Board of Directors has determined that it would be in the best interest of CDBL II's stockholders to exchange their CDBL II Class B commons stock for shares of Capitol common stock as described in this Plan, and Capitol is willing to make an exchange on those terms.

The parties adopt this Plan as of the effective date.

1.  The Exchange. Each shareholder who holds CDBL II Class B common stock will exchange his, her or their shares of CDBL II Class B common stock for shares of Capitol common stock according to an exchange ratio determined as follows:

CDBL II Share Value. The value of each share of CDBL II Class B common stock shall be $1,500.00 ("CDBL II Share Value").

Capitol Share Value. The share value of each share of Capitol common stock shall be the average of the closing prices of Capitol's common stock for the 30 day period ended February 9, 2007, as reported by the New York Stock Exchange ("Capitol Share Value").

Exchange Ratio. The exchange ratio will be determined by dividing the CDBL II Share Value by the Capitol Share Value ("Exchange Ratio").

Each CDBL II Class B shareholder will receive shares of Capitol common stock in exchange for his, her or their CDBL II Class B common stock calculated by multiplying the number of shares of CDBL II Class B common stock held by the shareholder by the Exchange Ratio. Any fractional shares will be paid in cash.

2. Approvals Necessary. The following approvals will be necessary prior to the Plan becoming effective:

A - 1

a.	The Board of Directors of CDBL II shall have approved and adopted the Plan.

b.	The Board of Directors of Capitol shall have approved and adopted the Plan.

c.
A majority of the Class A voting and Class B common stock of CDBL II as well as an overall majority of CDBL II common stock shall have been voted to approve and adopt the Plan at a special meeting of the shareholders called for that purpose.

d.	The Securities and Exchange Commission shall have declared effective the Registration Statement registering the shares of stock of Capitol common stock to be issued in the exchange.

3. Tax Opinion. Miller, Canfield, Paddock and Stone, PLC, shall have issued its legal opinion that the share exchange will constitute a reorganization within the means of Section 368 of the Internal Revenue Code of 1986, as amended, and that the exchange shall not be a taxable event to the Class B shareholders of CDBL II (except to the extent of cash received in lieu of fractional shares).

4. Surrender of Certificates. Each shareholder of CDBL II Class B common stock shall surrender to Capitol his, her or their certificate(s) for shares of CDBL II Class B common stock. Capitol shall direct its transfer agent, UMB Bank, n.a., to issue certificate(s) of Capitol common stock to be issued in the exchange. Certificate(s) of Capitol common stock shall be issued and registered in the same name as the shares of CDBL II Class B common stock surrendered in exchange therefor, and shall thereafter be transferable in the same manner as otherwise provided for Capitol common stock. Shareholders of CDBL II Class B common stock will not be paid dividend payments, if any, paid by Capitol until such time as their certificates have been exchanged. Any such withheld dividend payment will be paid upon exchange of the certificate(s).

5. New CDBL II Class B Stock Certificate. CDBL II shall issue its certificate registering in the name of Capitol all shares of Class B stock now registered to shareholders other than Capitol.

A - 2

ANNEX B

FINANCIAL INFORMATION REGARDING CAPITOL DEVELOPMENT BANCORP LIMITED II

Management’s discussion and analysis of financial condition and results of operations	B-2
Condensed interim consolidated financial statements as of September 30, 2006 and for the nine months ended September 30, 2006 and 2005 (unaudited)	B-4
Audited consolidated financial statements as of December 31, 2005 and 2004 and for the periods ended December 31, 2005 and 2004	B-12

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
Capitol Development Bancorp Limited II
Periods Ended September 30, 3006 and 2005 and
December 31, 2005 and 2004

Financial Condition
Capitol Development Bancorp Limited II (the “Corporation”) is a bank-development company engaged in commercial banking activities through its subsidiaries (collectively, the “Banks”), Bank of Auburn Hills (located in Auburn Hills, Michigan) and Bank of Bellevue (located in Bellevue, Washington), which are 51%-owned by the Corporation. The Corporation’s Banks provide a full array of banking services, principally loans and deposits, to entrepreneurs, professionals and other high net worth individuals in their respective communities.

Total assets approximated $61 million at September 30, 2006, an increase from $32 million at December 31, 2005. Total assets approximated $11 million at year-end 2004. Increased assets resulted mainly from higher levels of portfolio loans at the Banks, funded by growth in deposits.

Total portfolio loans approximated $46 million at September 30, 2006, an increase from the $14 million level at December 31, 2005 (none at December 31, 2004). Commercial loans approximated 89% of total portfolio loans at September 30, 2006 consistent with the Banks’ emphasis on commercial lending activities.

The allowance for loan losses at September 30, 2006 approximated $715,000 or 1.54% of total portfolio loans, compared to the December 31, 2005 ratio of 1.46% (none at December 31, 2004).

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the loan portfolio at the balance sheet date. Management’s determination of the adequacy of the allowance is based on evaluation of the portfolio (including volume, amount and composition, potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, loan commitments outstanding and other factors.

Total deposits approximated $46 million at September 30, 2006, an increase of approximately $31 million from the $15 million level at December 31, 2005 (none at December 31, 2004).

The Banks seek to obtain noninterest-bearing deposits as a means to reduce their cost of funds. Noninterest-bearing deposits approximated $4 million at September 30, 2006 or about 8% of total deposits, an increase of approximately $2 million from December 31, 2005. Noninterest-bearing deposits can fluctuate significantly from day to day, depending upon customer account activity.

Stockholders’ equity approximated $8 million at September 30, 2006 or approximately 13% of total assets. Capital adequacy is discussed elsewhere in this narrative.

Results of Operations
The net loss for the nine months ended September 30, 2006 approximated $1.1 million, compared with a net loss of approximately $265,000 in the corresponding 2005 period. The net loss for the year ended December 31, 2005 approximated $1,573,000, compared with a net income of approximately $42,000 for the period ended December 31, 2004. The net losses for these periods relates to the expected early-period operations of the Banks.

The principal source of operating revenues is interest income. Total interest income for the nine months ended September 30, 2006 approximated $2.5 million, compared with $337,000 for the nine-month 2005 period. Total interest income for the year ended December 31, 2005 approximated $744,000, compared with $115,000 for the period ended December 31, 2004. The increases in interest income relates primarily to loan portfolio growth.

Total interest expense approximated $750,000 for the nine months ended September 30, 2006 and $13,000 for the nine-month 2005 period. For the year ended December 31, 2005, total interest expense approximated $95,000 (none in 2004).

Net interest income approximated $1.8 million for the nine months ended September 30, 2006, compared with $325,000 for the 2005 corresponding period. Net interest income for the year ended December 31, 2005 approximated $649,000, compared with $115,000 in 2004.

The provision for loan losses was $505,000 for the nine months ended September 30, 2006, compared with $100,000 in the corresponding 2005 period. The provision for loan losses was $210,000 for the year ended December 31, 2005 (none for the period ended December 31, 2004). The provisions for loan losses for these periods related primarily to portfolio loan growth. The provision for loan losses is based upon amounts necessary to maintain the allowance for loan losses based on management’s analysis of allowance requirements, as discussed previously. Through September 30, 2006, the Corporation’s Banks incurred no loan charge-offs.

Total noninterest income approximated $111,000 for the nine months ended September 30, 2006, compared with $113,000 for the corresponding 2005 period. Noninterest income was unusually high due to nonrecurring fees associated with syndications of loans. Noninterest income for the year ended December 31, 2005 approximated $142,000 (none in 2004). Noninterest income in 2005 increased significantly due to fees from syndication and placement of non-portfolio commercial loans which were not previously a significant revenue source for the Banks.

Total noninterest expense approximated $3.5 million for the nine months ended September 30, 2006, compared with $1.2 million for the corresponding 2005 period. For the year ended December 31, 2005, total noninterest expense approximated $3.7 million, compared with $53,000 in 2004. The principal component of noninterest expense is salaries and employee benefits which have increased in 2006 and 2005 due to the increased staffing required to serve customers and to facilitate growth. Noninterest expense in 2005 also included the write-off of start-up and preopening expenditures for the Banks upon commencement of their operations.

Liquidity and Capital Resources
The principal funding source for asset growth and loan origination activities is deposits. Changes in deposits and loans were previously discussed in this narrative. Most of the deposit growth has been deployed into commercial loans, consistent with the Banks’ emphasis on commercial lending activities.

Cash and cash equivalents approximated $13 million at September 30, 2006, $15 million at December 31, 2005 and $11 million at December 31, 2004. As liquidity levels vary continuously based upon customer activities, amounts of cash and cash equivalents can vary widely at any given point in time. Management believes the Banks’ liquidity position at September 30, 2006 is adequate to fund loan demand and to meet depositor needs.

All banks are subject to a complex series of capital ratio requirements which are imposed by state and federal banking agencies. In the case of the Corporation, its Banks are subject to a more restrictive requirement than is applicable to most banks inasmuch as the Banks must maintain a capital-to-asset ratio of not less than 8% for their first three years of operation. In the opinion of management, the Corporation and its Banks meet or exceed regulatory capital requirements to which they are subject.

Impact of New Accounting Standards
There are certain new accounting standards either becoming effective or being issued in 2006 and 2005. They are discussed in Note D of the accompanying condensed consolidated interim financial statements and Note B of the accompanying audited consolidated financial statements.

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CAPITOL DEVELOPMENT BANCORP LIMITED II

------

Condensed Interim Consolidated Financial Statements

Nine months ended September 30, 2006 and 2005

CONDENSED CONSOLIDATED BALANCE SHEETS

Capitol Development Bancorp Limited II

	September 30, 2006 (Unaudited)	December 31, 2005
ASSETS
Cash and due from banks	$912,087	$866,490
Money-market funds and interest-bearing deposits	17,600	2,373,665
Federal funds sold	11,581,000	11,689,000
Cash and cash equivalents	12,510,687	14,929,155
Loans held for resale		915,000
Portfolio loans
Commercial	41,473,512	12,940,733
Real estate mortgage	1,310,646	270,221
Installment	3,692,210	1,173,913
Total portfolio loans	46,476,368	14,384,867
Less allowance for loan losses	(715,000)	(210,000)
Net portfolio loans	45,761,368	14,174,867
Premises and equipment	877,631	1,025,108
Accrued interest income	250,484	66,074
Other assets	1,937,678	1,139,458

TOTAL ASSETS	$61,337,848	$32,249,662

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$3,773,240	$1,828,174
Interest-bearing	42,015,443	13,527,299
Total deposits	45,788,683	15,355,473
Accrued interest on deposits and other liabilities	282,416	219,261
Total liabilities	46,071,099	15,574,734

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	7,028,908	7,356,173

STOCKHOLDERS’ EQUITY
Common stock, no par value, 51,000 shares
authorized; 10,850 shares issued and
outstanding	10,850,000	10,850,000
Retained-earnings deficit	(2,612,159)	(1,531,245)
Total stockholders’ equity	8,237,841	9,318,755

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$61,337,848	$32,249,662

See notes to condensed interim consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Capitol Development Bancorp Limited II

	Nine Months Ended September 30
	2006	2005
Interest income:
Portfolio loans (including fees)	$2,079,284	$125,454
Loans held for resale	17,293
Federal funds sold	389,538	93,363
Money market and interest bearing deposits with banks	26,450	118,565
Total interest income	2,512,565	337,382
Interest expense:
Deposits	749,490	12,543
Debt obligations and other	160
Total interest expense	749,650	12,543
Net interest income	1,762,915	324,839
Provision for loan losses	505,000	100,000
Net interest income after provision for
loan losses	1,257,915	224,839

Noninterest income:
Service charges on deposit accounts	6,387	213
Fees from origination of non-portfolio residential
mortgage loans	39,807	2,103
Other	64,424	110,908
Total noninterest income	110,618	113,224

Noninterest expense:
Salaries and employee benefits	2,093,607	368,277
Occupancy	227,802	20,336
Equipment rent, depreciation and maintenance	213,473	56,822
Other	936,830	767,539
Total noninterest expense	3,471,712	1,212,974
Loss before income tax benefit and minority interest credit	(2,103,179)	(874,911)
Income tax benefit	(695,000)	(297,000)
Loss before minority interest credit	(1,408,179)	(577,911)
Credit resulting from minority interest in net losses
of consolidated subsidiaries	327,265	313,368

NET LOSS	$(1,080,914)	$(264,543)

NET LOSS PER SHARE (basic and diluted)	$(99.62)	$(24.38)

See notes to condensed interim consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)

Capitol Development Bancorp Limited II

	Common Stock	Retained- Earnings (Deficit)	Total

Nine Months Ended September 30, 2005
Balances at January 1, 2005	$10,850,000	$41,636	$10,891,636

Net loss for the period	__________	(264,543)	(264,543)

BALANCES AT SEPTEMBER 30, 2005	$10,850,000	$(222,907)	$10,627,093

Nine Months Ended September 30, 2006
Balances at January 1, 2006	$10,850,000	$(1,531,245)	$9,318,755

Net loss for the period	__________	(1,080,914)	(1,080,914)

BALANCES AT SEPTEMBER 30, 2006	$10,850,000	$(2,612,159)	$8,237,841

See notes to condensed interim consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Capitol Development Bancorp Limited II

	Nine Months Ended September 30
	2006	2005
OPERATING ACTIVITIES
Net loss for the period	$(1,080,914)	$(264,543)
Adjustments to reconcile net loss to net cash used by operating activities:
Provision for loan losses	505,000	100,000
Depreciation of premises and equipment	215,938	44,476
Minority interest in net losses of consolidated subsidiaries	(327,265)	(313,368)
Originations and purchases of loans held for resale	(3,149,245)
Proceeds from sales of loans held for resale	4,064,245
Increase in accrued interest income and other assets	(982,630)	(778,245)
Increase in accrued interest expense on deposits and other liabilities	63,155	307,380

NET CASH USED BY OPERATING ACTIVITIES	(691,716)	(904,300)

INVESTING ACTIVITIES
Net increase in portfolio loans	(32,091,501)	(8,230,148)
Purchases of premises and equipment	(68,461)	(654,566)
NET CASH USED BY INVESTING ACTIVITIES	(32,159,962)	(8,884,714)

FINANCING ACTIVITIES
Net increase in demand deposits, NOW accounts and savings accounts	7,500,553	6,850,310
Net increase in certificates of deposit	22,932,657	305,128
Resources provided by minority interests		7,840,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	30,433,210	14,995,438

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,418,468)	5,206,424
Cash and cash equivalents at beginning of period	14,929,155	10,906,921

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$12,510,687	$16,113,345

See notes to condensed interim consolidated financial statements.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Unaudited)

Capitol Development Bancorp Limited II

NOTE A—BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of Capitol Development Bancorp Limited II (the "Corporation") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

The statements do, however, include all adjustments of a normal recurring nature which the Corporation considers necessary for a fair presentation of the interim periods.

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries after elimination of intercompany accounts and transactions and giving effect to applicable minority interests.

The results of operations for the nine-month period ended September 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

NOTE B—STOCK OPTIONS

No stock-based compensation expense has been recorded upon granting of stock options through December 31, 2005, because such stock options have been accounted for under the provisions of Accounting Principles Board (APB) Opinion 25 (and related interpretations) and were granted at an exercise price equal to the market price of common stock at grant date.

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, effective January 1, 2006 for the Corporation, establishes an alternative fair value method of accounting for stock options whereby compensation expense would be recognized based on the computed fair value of the options on the grant date. The Corporation granted 2,534 stock options during the nine months ended September 30, 2005 and none in the corresponding 2006 period. At September 30, 2006, 2,534 stock options were outstanding with an exercise price of $1,000.00 per option. By not electing to use the fair value method of recording stock option activity, certain pro forma disclosures of the expense recognition provisions of Statement No. 123 are required, which are shown below for the options issued in 2005.

Nine Months Ended September 30, 2005
Net loss:
As reported	$(264,543)
Less pro forma compensation expense regarding fair value
of stock option awards, net of related income tax effect	(497,350)
Pro forma	$(761,893)
Net loss per share:
Basic:
As reported	$(24.38)
Pro forma	(70.22)
Diluted:
As reported	(24.38)
Pro forma	$(70.22)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Unaudited)

Capitol Development Bancorp Limited II

NOTE C—NET LOSS PER SHARE

Net loss per share is based on the weighted average number of common shares outstanding (10,850 shares for 2006 and 2005 periods). Stock options (see Note B) were antidilutive for the periods presented and, accordingly, were excluded from diluted net income per share.

NOTE D—NEW ACCOUNTING STANDARDS

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets, which is an amendment of Statement No. 140, intended to simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Statement No. 156 is effective for years beginning after September 15, 2006, although earlier adoption is permitted. The Corporation’s management has not completed its review of the new guidance; however, the effect of the standard’s adoption is not expected to be material.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes thresholds and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will become effective January 1, 2007. The Corporation’s management has not completed its review of the new guidance; however, the effect of FIN 48’s adoption is not expected to be material.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements and Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment to FASB Statements No. 87, 88, 106 and 132(R). Statement No. 157 provides a definition of fair value for accounting purposes, establishes a framework for measuring fair value, expands related financial statement disclosures and will be effective for the Bank in 2008. Statement No. 158 has a variety of effective dates, in part which would be effective to the Corporation as of December 31, 2006, and revises the accounting treatment in employers' financial statements for plans to which it is subject and related disclosures in such financial statements. The Corporation's management has not completed its review of these very recent standards.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB No. 108) on quantifying financial statement misstatements. In summary, SAB No. 108 was issued to address the diversity in practice of evaluating and quantifying financial statement misstatements and the related accumulation of such misstatements. SAB No. 108 states that both a balance sheet approach and an income statement approach should be used when quantifying and evaluating the materiality of a potential misstatement and contains guidance for correcting errors under this dual perspective. SAB No. 108 is effective for the Corporation's financial statements beginning January 1, 2007. Management does not expect the adoption of SAB No. 108 would have a significant impact on the Bank's consolidated financial statements.

Also recently, the FASB has issued several proposals to amend, supersede or interpret existing accounting standards which may impact the Corporation’s financial statements at a later date:

•	Proposed amendment to Statement No. 128, Earnings per Share;
•	Proposed replacement of Statement No. 141 regarding Business Combinations; and

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Unaudited)—Continued

Capitol Development Bancorp Limited II

NOTE D—NEW ACCOUNTING STANDARDS—Continued

Other proposals, interpretations of existing pronouncements or FASB staff positions have been recently issued which include the following:

•	FASB FSP to require recalculation of leveraged leases if the timing of tax benefits affect cash flows;
•	EITF Issue No. 06-4 which addresses accounting for deferred compensation and post retirement benefits of endorsement split-dollar life insurance; and
•	EITF Issue No. 06-5 which encompasses accounting for purchases of life insurance and the ramifications of determining the amount that could be realized in accordance with FASB Technical Bulletin 84-4.

The Corporation’s management has not completed its analysis of these (as proposed, where applicable) although it anticipates their potential impact (if finalized, where applicable) would not be material to the Corporation’s financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Bank’s financial statements.

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Capitol Development Bancorp Limited II
______

Consolidated Financial Statements

Periods ended December 31, 2005 and 2004

Capitol Development Bancorp Limited II

BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue N.W., Suite 800
Grand Rapids, Michigan 49503-2654
Telephone: (616) 774-7000
Fax: (616) 776-3680

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Capitol Development Bancorp Limited II

We have audited the accompanying consolidated balance sheets of Capitol Development Bancorp Limited II and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2005, and the period from March 31, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capitol Development Bancorp Limited II and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the year ended December 31, 2005, and the period from March 31, 2004 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Grand Rapids, Michigan
February 24, 2006

CONSOLIDATED BALANCE SHEETS

Capitol Development Bancorp Limited II

	December 31
	2006	2005
ASSETS
Cash and due from banks	$866,490
Money-market and interest-bearing deposits	2,373,665	$10,906,921
Federal funds sold	11,689,000
Cash and cash equivalents	14,929,155	10,906,921
Loans held for resale	915,000
Portfolio loans—Note C:
Commercial	12,940,733
Real estate mortgage	270,221
Installment	1,173,913
Total portfolio loans	14,384,867
Less allowance for loan losses	(210,000)
Net portfolio loans	14,174,867
Premises and equipment—Note E	1,025,108	3,215
Accrued interest income	66,074
Other assets	1,139,458	15,000

TOTAL ASSETS	$32,249,662	$10,925,136

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$1,828,174
Interest-bearing—Note F	13,527,299
Total deposits	15,355,473
Accrued interest on deposits and other liabilities	219,261	$33,500
Total liabilities	15,574,734	33,500

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES—Note A	7,356,173	7,356,173

STOCKHOLDERS’ EQUITY—Notes G, H and M:
Common stock, no par value, 51,000 shares
authorized; 10,850 shares issued and
outstanding	10,850,000	10,850,000
Retained earnings (deficit)	(1,531,245)	41,636
Total stockholders’ equity	9,318,755	10,891,636

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$32,249,662	$10,925,136

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Capitol Development Bancorp Limited II

	Year Ended December 31, 2005	Period Ended December 31, 2004
Interest income:
Portfolio loans (including fees)	$381,924
Loans held for resale	6,597
Money market and interest bearing deposits	139,652	$115,279
Federal funds sold	215,762
Total interest income	743,935	115,279

Interest expense on deposits	94,660
Net interest income	649,275	115,279
Provision for loan losses—Note C	210,000
Net interest income after provision for loan losses	439,275	115,279

Noninterest income:
Service charges on deposit accounts	597
Fees from origination of non-portfolio residential mortgage loans	29,638
Fees from syndication and placement of non- portfolio commercial loans	94,875
Gain on sale of government-guaranteed loans	15,749
Other	927
Total noninterest income	141,786

Noninterest expense:
Salaries and employee benefits	2,122,311
Occupancy	89,259
Equipment rent, depreciation and maintenance	116,197
Preopening and start-up costs	530,554	51,679
Contracted data processing and administrative services	275,796
Paper, printing and supplies	49,135
Advertising	31,335
Professional fees	26,092
Travel, lodging and meals	20,947
Telephone	12,498
Other	432,645	964
Total noninterest expense	3,706,769	52,643
Income (loss) before federal income taxes (benefit) and minority interest credit	(3,125,708)	62,636
Federal income taxes (benefit)—Note J	(1,069,000)	21,000
Income (loss) before minority interest credit	(2,056,708)	41,636
Credit resulting from minority interest in net losses of consolidated subsidiaries	483,827

NET INCOME (LOSS)	$(1,572,881)	$41,636

NET INCOME (LOSS) PER SHARE (basic and diluted)	$(144.97)	$3.84

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Capitol Development Bancorp Limited II

	Common Stock	Retained Earnings (Deficit)	Total

Balances at March 31, 2004, beginning of period	$-0-	$-0-	$-0-

Issuance of 10,850 shares of common stock for cash consideration of $1,000.00 per share	10,850,000		10,850,000

Net income for the 2004 period		41,636	41,636

BALANCES AT DECEMBER 31, 2004	10,850,000	41,636	10,891,636

Net loss for 2005		(1,572,881)	(1,572,881)

BALANCES AT DECEMBER 31, 2005	$10,850,000	$(1,531,245)	$9,318,755

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Capitol Development Bancorp Limited II

	Year Ended December 31, 2005	Period Ended December 31 2004
OPERATING ACTIVITIES
Net income (loss) for the period	$(1,572,881)	$41,636
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Provision for loan losses	210,000
Depreciation of premises and equipment	97,804	918
Gain on sale of premises and equipment	(96)
Minority interest in net losses of consolidated subsidiaries	(483,827)
Credit for deferred income taxes	(1,021,000)	(15,000)
Origination and purchases of loans held for resale	(2,654,459)
Proceeds from sales of loans held for resale	1,739,459
Increase in accrued interest income and other assets	(169,532)
Increase (decrease) in accrued interest expense on deposits and other liabilities	185,761	33,500

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(3,668,771)	61,054

INVESTING ACTIVITIES
Net increase in portfolio loans	(14,384,867)
Proceeds from sale of premises and equipment	2,019
Purchases of premises and equipment	(1,121,620)	(4,133)

NET CASH USED BY INVESTING ACTIVITIES	(15,504,468)	(4,133)

FINANCING ACTIVITIES
Net increase in demand deposits, NOW accounts and and savings accounts	13,838,783
Net increase in certificates of deposit	1,516,690
Resources provided by minority interests	7,840,000
Net proceeds from issuance of common stock		10,850,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	23,195,473	10,850,000

INCREASE IN CASH AND CASH EQUIVALENTS	4,022,234	10,906,921
Cash and cash equivalents at beginning of period	10,906,921	-0-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$14,929,155	$10,906,921

See notes to consolidated financial statements.

NOTE A—NATURE OF OPERATIONS, BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Capitol Development Bancorp Limited II (the "Corporation") is a bank development company. At December 31, 2005, it had two majority-owned subsidiaries (collectively, the “Banks”), Bank of Auburn Hills (51% owned), which commenced operations in July 2005, in Auburn Hills, Michigan, and Bank of Bellevue (51% owned), which commenced operations in June 2005, in Bellevue, Washington.

The Corporation is a controlled subsidiary of Capitol Bancorp Limited (“Capitol”), a national community-bank development company.

The Corporation’s banks are engaged in a single business activity--banking. The Banks provide a full range of banking services to individuals, businesses and other customers located in their communities. The Banks focus their activities on meeting the various credit and other banking needs of entrepreneurs, professionals and other high net-worth individuals. A variety of deposit products are offered, including checking, savings, money-market, individual retirement accounts and certificates of deposit. The principal markets for the Banks’ financial services are the communities in which the Banks are located and the areas immediately surrounding those communities.

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions, and after giving effect to applicable minority interests.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates because of the inherent subjectivity and inaccuracy of any estimation.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, amounts due from banks (interest-bearing and noninterest-bearing), money-market funds and federal funds sold. Generally, federal funds transactions are entered into for a one-day period.

Loans Held For Resale: Loans held for resale represent residential real estate mortgage loans held for sale into the secondary market. Loans held for resale are stated at the aggregate lower of cost or market. Fees from the origination of loans held for resale are recognized in the period the loans are originated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—Continued

Investment Securities: Investment securities available for sale (none at December 31 2005 and 2004) are carried at market value with unrealized gains and losses reported as a separate component of stockholders’ equity, net of tax effect (accumulated other comprehensive income). All other investment securities are classified as held for long-term investment (none at December 31, 2005 and 2004) and are carried at amortized cost. Investments are classified at the date of purchase based on management’s analysis of liquidity and other factors. The adjusted cost of the specific securities sold is used to compute realized gains or losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans, Credit Risk and Allowance for Loan Losses: Portfolio loans are carried at their principal balance based on management’s intent and ability to hold such loans for the foreseeable future until maturity or repayment.

Credit risk arises from making loans and loan commitments in the ordinary course of business. Substantially all portfolio loans are made to borrowers in the Banks’ geographic area. Consistent with the Banks’ emphasis on business lending, there are concentrations of credit in loans secured by commercial real estate and less significant concentrations exist in loans secured by equipment and other business assets. The maximum potential credit risk to the Banks and the Corporation, without regard to underlying collateral and guarantees, is the total of loans and loan commitments outstanding. The Banks’ management reduces exposure to losses from credit risk by requiring collateral and/or guarantees for loans granted and by monitoring concentrations of credit, in addition to recording provisions for loan losses and maintaining an allowance for loan losses.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the portfolio at the balance sheet date. Management’s determination of the adequacy of the allowance is an estimate based on evaluation of the portfolio (including potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, volume, amount and composition of the loan portfolio, loan commitments outstanding and other factors. The allowance is increased by provisions charged to operations and reduced by net charge-offs.

Credit risk also arises from amounts of funds on deposit at other financial institutions (i.e., due from banks) to the extent balances exceed the limits of federal deposit insurance. The Corporation monitors the financial position of such financial institutions to evaluate credit risk periodically.

Interest and Fees on Loans: Interest income on loans is recognized based upon the principal balance of loans outstanding. Fees from origination of portfolio loans generally approximate the direct costs of successful loan originations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—Continued

The accrual of interest is generally discontinued when a loan becomes 90 days past due as to interest. When interest accruals are discontinued, interest previously accrued (but unpaid) is reversed. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in process of collection.

Premises and Equipment: Premises and equipment are stated on the basis of cost. Depreciation, which relates primarily to equipment and furniture with estimated useful lives of three to seven years, is computed principally by the straight-line method. Leasehold improvements are generally depreciated over the shorter of the respective lease term or estimated useful life.

Preopening and Start-up Costs: Costs incurred prior to commencement of operations are charged to expense on the opening date. Such costs consist primarily of salaries, wages and employee benefits.

Other Real Estate: Other real estate (none at December 31, 2005 and 2004) comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties held for sale are carried at the lower of cost or estimated fair value (net of estimated selling cost) at the date acquired and are periodically reviewed for subsequent changes in fair value.

Stock-Based Compensation: No stock-based compensation expense is recorded upon granting of stock options because such stock options are accounted for under the provisions of Accounting Principles Board (APB) Opinion 25 (and related interpretations) and are granted at an exercise price equal to the market price of common stock at grant date.

[The remainder of this page intentionally left blank]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—Continued

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, establishes an alternative fair value method of accounting for stock options whereby compensation expense would be recognized based on the computed fair value of the options on the grant date. By not electing this alternative, certain pro forma disclosures of the expense recognition provisions of Statement No. 123 are required, which are as follows for the year ended December 31, 2005:

Fair value assumptions:
Risk-free interest rate	3.9
Dividend yield	--
Stock price volatility	0.30
Expected option life	4 years
Aggregate estimated fair value of
options granted	$753,560
Net loss:
As reported	(1,572,881)
Less pro forma compensation
expense regarding fair value
of stock option awards, net
of income tax effect	(497,350)
Pro forma	(2,070,231)
Net loss per share:
Basic:
As reported	(144.97)
Pro forma	(190.80)
Diluted:
As reported	(144.97)
Pro forma	$(190.80)

Accounting for stock options will change in 2006, upon implementation of new accounting guidance which will require compensation expense recognition for stock options and other share-based payments (see subsequent disclosures in this Note B under the caption, “New Accounting Standards”).

Trust Assets and Related Income: Customer property, other than funds on deposit, held in a fiduciary or agency capacity by the Banks are not included in the consolidated balance sheet because it is not an asset of the Banks or the Corporation. Trust fee income is recorded on the accrual method.
Federal Income Taxes: Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—Continued

Net Income (Loss) Per Share: Net income (loss) per share is based on the weighted average number of common shares outstanding (10,850 shares in 2005 and 2004). Stock options outstanding (see Note H) were antidilutive for the period presented and, accordingly, were excluded from diluted earnings per share.

Comprehensive Income (Loss): Comprehensive income (loss) is the sum of net income (loss) and certain other items which are charged or credited to stockholders’ equity. For the periods presented, the Corporation had no element of comprehensive income (loss) other than net income (loss).

New Accounting Standards: In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of Statement No. 123. Statement No. 123(R), Share-Based Payment, is broader in scope than the original statement (which was more narrowly focused on stock-based compensation) and makes significant changes to accounting for “payments” involving employee compensation and “shares” or securities, in the form of stock options, restricted stock or other arrangements settled in the reporting entity’s securities. Most significant in the standard is the requirement that all stock options be measured at estimated fair value at the grant date and recorded as compensation expense over the requisite service period associated with the option, usually the vesting period. The revised standard is effective at the beginning of 2006 for calendar-year public companies and will be applied prospectively to stock options granted after the effective date and any unvested stock options at that date.

The primary effect of the revised standard’s implementation on the Corporation will be recognition of compensation expense associated with stock options. Previously, the Corporation has used the intrinsic-value method which did not result in expense recognition but, instead, required pro forma presentation of what compensation expense would have been recorded if the fair-value measurement and expense recognition provisions had been applied. Through December 31, 2005, the Corporation accelerated the vesting of all of its outstanding stock options in anticipation of implementation of Statement No. 123(R). Such acceleration of vesting, to make all such stock options vested as of December 31, 2005, was done for the purpose of avoiding future expense associated with any unvested stock options granted prior to the effective date of Statement No. 123(R). As mentioned above, the current accounting standard in effect prior to the effective date of Statement No. 123(R) requires disclosure of what pro forma compensation expense would have been if stock options granted had been recorded at fair value using measurement techniques which are similar to those prescribed in Statement No. 123(R); such disclosures appear earlier in this Note B. That presentation should not be viewed as an estimate of future expense levels inasmuch as it is based on stock options granted in the periods presented which may differ significantly from future granting activity, assumptions used and the structure of share-based payment awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—Continued

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. The effect of this new guidance on the Corporation’s consolidated financial statements was not material.

In late 2005, the FASB’s staff issued Staff Position (FSP) FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. This FSP provides additional guidance on when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss. Additionally, the FSP requires certain disclosures about unrealized losses which have not been recognized as other-than-temporary. The Corporation’s management believes this guidance will not have a material effect on the Corporation’s financial statements upon implementation on January 1, 2006.

Most recently, the FASB has issued several proposals to amend, supersede or interpret existing accounting standards which may impact the Corporation’s financial statements at a later date:

•	Proposed amendment to Statement No. 128, Earnings per Share.
•	Proposed amendments to Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.
•	Proposed interpretation regarding Uncertain Tax Positions.
•	Proposed replacement of Statement No. 141 regarding Business Combinations.
•	Proposed replacement of Accounting Research Bulletin No. 51 regarding Consolidated Financial Statements, Including Accounting and Reporting for Noncontrolling Interests.

Due to the uncertain future status of these proposals, the Corporation’s management is unable to estimate their potential impact on the Corporation’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—Continued

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Corporation’s consolidated financial statements.

NOTE C—LOANS

Transactions in the allowance for loan losses are summarized below:

	2006	2004
Balance at beginning of period	$-0-	$-0-
Provision charged to operations	210,000	--
Loans charged off (deduction)	--	--
Recoveries	--	--

Balance at December 31	$210,000	$-0-

The amounts of the allowance for loan losses allocated in the following table, as of December 31, 2005, are based on management’s estimate of losses inherent in the portfolio at the balance sheet date, and should not be interpreted as an indication of future charge-offs:

	Amount	Percentage of Total Portfolio Loans

Commercial	$189,000	1.31%
Real estate mortgage	5,000	0.04
Installment	16,000	0.11

Total allowance for loan losses	$210,000	1.46%

NOTE D—RELATED PARTIES TRANSACTIONS

In the ordinary course of business, the Banks make loans to officers and directors of the Banks including their immediate families and companies in which they are principal owners (none at December 31, 2005). Such loans are made at the Banks’ normal credit terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE D—RELATED PARTIES TRANSACTIONS—Continued

Such officers and directors of the Banks (and their associates, family and/or affiliates) are also depositors of the Banks. Such deposits are similarly made at the Banks’ normal terms as to interest rate, term and deposit insurance.

The Corporation and its Banks purchase certain data processing and management services from Capitol. Amounts paid for such services aggregated $273,000 in 2005 (none in 2004).

NOTE E—PREMISES AND EQUIPMENT

Major classes of premises and equipment consisted of the following at December 31:

	2005	2004
Leasehold improvements	$307,948
Equipment, furniture and software	815,786	$4,133
	1,123,734	4,133
Less accumulated depreciation	(98,626)	(918)

	$1,025,108	$3,215

The Banks rent office space under operating leases. Rent expense under these lease agreements approximated $48,000 in 2005. There was no rent expense in the 2004 period.

At December 31, 2005 future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year were as follows:

2006	$147,000
2007	110,000
2008	85,000
2009	88,000
2010	90,000
2011 and thereafter	132,000

Total	$652,000

NOTE F—DEPOSITS

The aggregate amount of time deposits of $100,000 or more approximated $1.5 million as of December 31, 2005.

At December 31, 2005, the scheduled maturities of time deposits were as follows:

2006	$1,506,690
2007	10,000

Total	$1,516,690

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE F—DEPOSITS—Continued

Interest paid approximated amounts charged to operations on an accrual basis for the period presented.

NOTE G—STOCKHOLDERS’ EQUITY

The Corporation’s common stock consists of two classes outstanding at December 31, 2005 and 2004:

Class A	1,000
Class B	9,850

Total shares issued and outstanding	10,850

All of the outstanding Class A shares are voting and are owned by Capitol. All of the Class B shares are owned by accredited investors and are nonvoting, except in certain limited circumstances.

Each share of Class B common stock is convertible, on or after March 31, 2008, into Class A common stock of the Corporation on a share-for-share basis.

In conjunction with Capitol’s purchase of the Corporation’s Class A common stock, warrants were issued to Capitol in a number sufficient to ensure it will retain at least 51% voting control of the Corporation in the event the Corporation’s outstanding Class B common stock is converted into Class A common stock. Each warrant permits the holder to purchase one share of Class A common stock for $2,000 per share and expires four years after issuance of the warrant.

The Corporation has entered into an antidilution agreement with Capitol which obligates Capitol to maintain 51% voting control of the Corporation.

NOTE H—STOCK OPTIONS

At December 31, 2005, 2,534 stock options were outstanding which were granted in 2005 and expire in 2014. Each option is fully vested and enables the holder to purchase one share of the Corporation’s Class B common stock at $1,000 per share.

NOTE I—EMPLOYEE RETIREMENT PLAN

Eligible employees participate in a multi-employer employee 401(k) retirement plan. The Plan provides for employer contributions in amounts determined annually by the Corporation’s board of directors. Eligible employees make voluntary contributions to the Plan. Contributions to the Plan charged to expense approximated $4,000 in 2005 (none in 2004).

NOTE J—FEDERAL INCOME TAXES

Federal income taxes (benefit) consisted of the following components:

	2005	2004
Current (credit) expense	$(48,000)	$36,000
Deferred credit	(1,021,000)	(15,000)

	$(1,069,000)	$21,000

Net deferred income tax assets consisted of the following at December 31:

	2006	2005
Allowance for loan losses	$72,000
Net operating loss carryforwards of parent and subsidiaries	772,000
Organizational costs	188,000	$15,000
Other, net	4,000

	$1,036,000	$15,000

The Corporation and the Banks have net operating loss carryforwards, which may reduce income taxes payable in future periods. Such carryforwards approximate $2,270,000 at December 31, 2005, which expires in 2025. Federal income taxes of $50,000 were paid during 2005 ($2,500 in 2004). As a result of a loss carryback, these payments are expected to be refunded in 2006. Management believes that, based on its estimate of future taxable income, it is more likely than not the Corporation will generate sufficient taxable income to fully utilize the net operating loss carryforward.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE K—ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying values and estimated fair values of financial instruments were as follows at December 31 (in thousands):

	2005		2004
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:
Cash and cash equivalents	$14,929	$14,929	$10,907	$10,907
Loans held for resale	915	915
Portfolio loans:
Commercial	12,941	12,918
Real estate mortgage	270	270
Installment	1,174	1,168
Total portfolio loans	14,385	14,356
Less allowance for loan losses	(210)	(210)
Net portfolio loans	14,175	14,146

Financial Liabilities:
Deposits:
Noninterest-bearing	1,828	1,828
Interest-bearing:
Demand accounts	12,010	12,010
Time certificates of deposit less than $100,000	54	54
Time certificates of deposit $100,000 or more	1,463	1,463
Total interest-bearing deposits	13,527	13,527
Total deposits	15,355	15,355

Estimated fair values of financial assets and liabilities are based upon a comparison of current interest rates on financial instruments and the timing of related scheduled cash flows to the estimated present value of such cash flows using current estimated market rates of interest (unless quoted market values or other fair value information is more readily available). Such estimates of fair value are not intended to represent market value or portfolio liquidation value, and only represent an estimate of fair values based on current financial reporting requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE L—COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, loan commitments are made to accommodate the financial needs of bank customers. Loan commitments include stand-by letters of credit, lines of credit, and other commitments for commercial, installment and mortgage loans. Stand-by letters of credit, when issued, commit the Banks to make payments on behalf of customers if certain specified future events occur and are used infrequently by the Banks (none at December 31, 2005). Other loan commitments outstanding consist of unused lines of credit and approved, but unfunded, specific loan commitments ($10 million at December 31, 2005). These loan commitments (stand-by letters of credit and unfunded loans) generally expire within one year and are reviewed periodically for continuance or renewal.

All loan commitments have credit risk essentially the same as that involved in routinely making loans to customers and are made subject to the Banks’ normal credit policies. In making these loan commitments, collateral and/or personal guarantees of the borrowers are generally obtained based on management’s credit assessment.

The Banks are required to maintain an average reserve balance in the form of cash on hand and balances due from the Federal Reserve Bank and certain correspondent banks. The amount of reserve balances required as of December 31, 2005 was $50,000.

Deposits at the Banks are insured up to the maximum amount covered by FDIC insurance.

NOTE M—DIVIDEND LIMITATIONS OF SUBSIDIARIES AND OTHER CAPITAL REQUIREMENTS

Current banking regulations restrict the ability to transfer funds from subsidiaries to their parent in the form of cash dividends, loans or advances. Subject to various regulatory capital requirements, bank subsidiaries’ current and retained earnings are available for distribution as dividends to the Corporation (and other bank shareholders, as applicable) without prior approval from regulatory authorities. Substantially all of the remaining net assets of the subsidiary are restricted as to payments to the Corporation.

The Banks and the Corporation are subject to certain other capital requirements. Federal financial institution regulatory agencies have established certain risk-based capital guidelines for banks and bank holding companies. Those guidelines require all banks and bank holding companies to maintain certain minimum ratios and related amounts based on “Tier 1” and “Tier 2” capital and “risk-weighted assets” as defined and periodically prescribed by the respective regulatory agencies. Failure to meet these capital requirements can result in severe regulatory enforcement action or other adverse consequences for a depository institution and, accordingly, could have a material impact on the Corporation’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE M—DIVIDEND LIMITATIONS OF SUBSIDIARIES AND OTHER CAPITAL REQUIREMENTS—Continued

Under the regulatory capital adequacy guidelines and related framework for prompt corrective action, the specific capital requirements involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulatory agencies with regard to components, risk weighting and other factors.

As a condition of their charter approval, de novo banks are generally required to maintain a core capital (Tier 1) to average total assets ratio of not less than 8% and an allowance for loan losses of not less than 1% for the first three years of operations.

As of December 31, 2005, the most recent notifications received by the Banks from regulatory agencies have advised that the Banks are classified as “well capitalized” as defined by the applicable agencies. There are no conditions or events since those notifications that management believes would change the regulatory classification of the Banks.

Management believes, as of December 31, 2005, that the Corporation and the Banks meet all capital adequacy requirements to which the entities are subject.

The following table summarizes the amounts (in thousands) and related ratios of the Banks and consolidated regulatory capital position as of December 31 2005 and 2004:

	2005							2004
		Bank of Auburn Hills		Bank of Bellevue		Consolidated		Consolidated

Tier 1 capital to average total assets:
Minimum required amount	$	≥ 783	$	≥1,353	$	≥2,430	$	≥875
Actual amount		$7,344		$7,168		$16,675		$10,892
Ratio		75.06%		42.38%		54.89%		99.60%

Tier 1 capital to risk-weighted assets:
Minimum required amount(1)	$	≥ 284	$	≥ 496	$	≥813	$	≥88
Actual amount		$7,344		$7,168		$16,675		$10,892
Ratio		103.59%		57.75%		82.06%		495.41%

Combined Tier 1 and Tier 2 capital to
risk-weighted assets:
Minimum required amount(2)	$	≥ 567	$	≥ 993	$	≥1,636	$	≥176
Amount required to meet “Well-
Capitalized” category(3)	$	≥ 709	$	≥1,241	$	≥2,032	$	≥220
Actual amount		$7,433		$7,288		$16,885		$10,892
Ratio		104.84%		58.72%		83.10%		495.41%

(1)	The minimum required ratio of Tier 1 capital to risk-weighted assets is 4%.
(2)	The minimum required ratio of Tier 1 and Tier 2 capital to risk-weighted assets is 8%.
(3)	In order to be classified as a ‘well-capitalized’ institution, the ratio of Tier 1 and Tier 2 capital to risk-weighted assets must be 10% or more.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE N—PARENT COMPANY FINANCIAL INFORMATION

Condensed Balance Sheets

	December 31
	2005	2004
ASSETS
Money market funds on deposit with affiliated banks	$1,073,665	$10,906,921
Software	1,837	3,215
Investments in subsidiaries	7,656,426
Other assets	600,577	15,000

TOTAL ASSETS	$9,332,505	$10,925,136

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable, accrued expenses and other liabilities	$13,750	$33,500
Stockholders’ equity	9,318,755	10,891,636

TOTAL LIABILITIES AND
STOCKHOLDERS’ EQUITY	$9,332,505	$10,925,136

Condensed Statements of Operations

	Year Ended December 31, 2005	Period Ended December 31, 2004
Interest income	$130,089	$115,279
Expenses:
Salaries and employee benefits	1,350,956
Occupancy	5,804
Equipment rent and depreciation	17,569
Other	394,067	52,643
Total expenses	1,768,396	52,643
Income (loss) before equity in net losses of consolidated subsidiaries and federal income taxes (credit)	(1,638,307)	62,636
Equity in undistributed net losses of consolidated subsidiaries	503,574
Income (loss) before federal income taxes (credit)	(2,141,881)	62,636
Federal income taxes (credit)	(569,000)	21,000

NET INCOME (LOSS)	$(1,572,881)	$41,636

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitol Development Bancorp Limited II

NOTE N—PARENT COMPANY FINANCIAL INFORMATION—Continued

Condensed Statements of Cash Flows

	Year Ended December 31, 2005	Period Ended December 31, 2004
OPERATING ACTIVITIES
Net income (loss) for the period	$(1,572,881)	$41,636
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Equity in undistributed net losses of subsidiaries	503,574
Depreciation expense	1,378	918
Increase in other assets	(585,577)	(15,000)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(19,750)	33,500
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(1,673,256)	61,054

INVESTING ACTIVITIES
Net cash investments in subsidiaries	(8,160,000)
Purchase of software		(4,133)
NET CASH USED BY INVESTING ACTIVITIES	(8,160,000)	(4,133)

FINANCING ACTIVITIES
Net proceeds from issuance of common stock		10,850,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,833,256)	10,906,921
Cash and cash equivalents at beginning of period	10,906,921	-0-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,073,665	$10,906,921